KIRIN BREWERY COMPANY, LIMITED

August 10, 2006

SUMMARY OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2006 (UNAUDITED)


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(English Translation)

Fiscal year ending December 31, 2006

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Representative:	Mr. Kazuyasu Kato, President
For further information, please contact:	Mr. Kensuke Suzuki, General Manager, Corporate Communications & IR Group, CSR & Communications Division Telephone: 81- 3- 5540- 3450 from overseas

SUPPL

Date of the Board of Directors' Meeting for the semi-annual operation results: August 10, 2006

Application of US GAAP: None

1. Business results and financial positions for the first half of the current fiscal year

(January 1, 2005 - June 30, 2006) [Unit: Japanese yen (¥)]

(1) Results of operations: (Fractions less than 1 million yen have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
6 months ended June 30, 2006	782,722	5.7	44,991	19.9	47,159	20.9
6 months ended June 30, 2005	740,276	(2.5)	37,528	(16.4)	39,019	(8.0)
Year ended December 31, 2005	1,632,249		111,708		114,881	

	Net income (¥ millions)	Percentage change (%)	Net income per share (Primary) (¥)	Net income per share (Diluted) (¥)
6 months ended June 30, 2006	18,973	27.1	19.84	-
6 months ended June 30, 2005	14,923	4.9	15.55	-
Year ended December 31, 2005	51,263		53.23	-

Notes: a. Equity in earnings of affiliates:

June 30, 2006	3,950 million yen
June 30, 2005	4,462 million yen
December 31, 2005	8,495 million yen

b. Average number of shares of common stock outstanding during the period (Consolidated):

June 30, 2006	956,172,704 shares
June 30, 2005	959,755,129 shares
December 31, 2005	958,116,770 shares

c. Change in accounting policies: None

d. Percentage change means the ratio of increase or decrease in each item of business results for the 6 months ended June 30, 2006 to those for the 6 months ended June 30, 2005.


06016013

(2) Financial positions:

	Total assets (¥ millions)	Net assets (¥ millions)	Ratio of equity to total assets (%)	Net assets per share (¥)
June 30, 2006	1,866,259	995,530	52.0	1,014.71
June 30, 2005	1,740,292	866,606	49.8	905.86
December 31, 2005	1,937,866	972,601	50.2	1,016.74

Notes: *Number of shares of common stock issued and outstanding (Consolidated):*

June 30, 2006	956,038,915 shares
June 30, 2005	956,666,527 shares
December 31, 2005	956,334,972 shares

(3) Cash flows:

	Cash flows from operating activities (¥ millions)	Cash flows from investing activities (¥ millions)	Cash flows from financing activities (¥ millions)	Cash and cash equivalents at end of period (¥ millions)
6 months ended June 30, 2006	33,606	(95,018)	9,984	113,900
6 months ended June 30, 2005	4,313	(43,578)	(38,902)	99,664
Year ended December 31, 2005	104,716	(66,693)	(52,041)	164,800

(4) Scope of consolidation and application of equity method :

Consolidated subsidiaries: 256 companies

Subsidiaries accounted for by the equity method: None

Affiliates accounted for by the equity method: 15 companies

(5) Changes in scope of consolidation and application of equity method :

Consolidation: Increase 4 companies, Decrease 5 companies

Equity method: Increase 1 company, Decrease 2 companies

2. Forecast of business results for the current fiscal year (January 1, 2006-December 31, 2006)

	Sales (¥ Millions)	Ordinary income (¥ Millions)	Net income (¥ Millions)
Year ending December 31, 2006	1,680,000	118,000	54,000

Reference: Forecasted net income per share (Year ending December 31, 2006): 56.48 yen
Forecasted operating income (Year ending December 31, 2006): 117,000 million yen

Note: Please refer to Page 11, 12 and 14 for the assumptions and other matters related to the above forecast.

Corporate Group

The Kirin Group consists of Kirin Brewery Co., Ltd. ("the Company"), its 256 consolidated subsidiaries and 15 affiliates applied by the equity method. The major group companies in the respective business segments are as follows:

Kirin Brewery Company, Limited

Alcohol Beverages Business

- Kirin Communication Stage Co.,Ltd. — Cooperation for Sales of Alcohol Beverages
- LION NATHAN LTD. and 128 others
- KIRIN AUSTRALIA PTY. LTD. — Sale and Manufacture of Malts
- Kirin (China) Investment Company, Limited
- ※ Dalian Daxue Brewery Company, Limited
- Kirin Brewery (Zhuhai) Company, Limited and 2 others
- ※ SAN MIGUEL CORPORATION
- EI SHO GEN Co., Ltd.
- KIRIN DISTILLERY Co., Ltd.
- RAYMOND VINEYARD & CELLAR, INC.
- Four Roses Distillery LLC

(Sale of Liquors, etc.)

8 others, Total 159 companies

Soft Drinks Business

(Sale of Soft Drinks, etc.)

- Kirin Beverage Corporation
- Hokkaido Kirin Beverage Corp.
- Tokyo Kirin Beverage Service Co., Ltd.
- Kansai Kirin Beverage Service Co., Ltd.
- Vivax Co., Ltd.
- Kirin MC Danone Waters Co., Ltd.
- ※ Kirin-Tropicana, Inc.
- and 12 others
- The Coca-Cola Bottling Company of Northern New England, Inc. and 4 others
- ※ Kinki Coca-Cola Bottling Co., Ltd.

Total 25 companies

Pharmaceuticals Business

- Kirin Kunpeng (China) Bio-Pharmaceutical Co., Ltd. — Sale and Manufacture of Pharmaceuticals
- ※ KIRIN-AMGEN,INC. — Consent to use of Patent

8 others, Total 10 companies

Other Business

- Nagano Tomato Co., Ltd.
- Koiwai Dairy Products Co., Ltd.
- ※ YONEKYU CORPORATION
- Kirin Logistics Co., Ltd. and 15 others — Shipping of Products and Containers and Work on Premises
- Kirin Engineering Co., Ltd. — Engineering Service
- Kirin Techno-System Co., Ltd. and other — Sale and Manufacturing of Machinery
- Kirin Agribio EC B.V. and 26 others
- Kirin Well-Foods Company, Limited
- Takeda-Kirin Foods Corporation
- Yokohama Arena Co., Ltd.
- Kirin International Trading Inc. — Import/Export Operations
- YOKOHAMA AKARENGA, INC.

23 others Total 77 companies

Consolidated subsidiaries are stated above, except for ※ marked affiliates to which the equity method is applied.

Note Among subsidiaries, Kirin Beverage Corporation is listed on the First Section of the Tokyo Stock Exchange.

 means the consolidated subsidiaries of Kirin Beverage Corporation.

Management Policies

1. BASIC KIRIN GROUP MANAGEMENT POLICIES

The Kirin Group, in order to realize its corporate philosophy of contributing to the health, happiness and comfort of people around the world, has established corporate guidelines with regard to the following five areas:

(1) Customer standards/Quality standards
(2) Fair and open activities
(3) Respect for humanity
(4) Sound management
(5) Social contributions

In May 2006 Kirin announced Kirin Group Vision 2015 ("KV2015"), its long-term operating framework until 2015.

Long-Term Group Vision: Kirin Group Vision 2015

- Nurture close links with customers through products that provide the enjoyment of food and health
- Integrate expertise in fermentation and biotechnology, manufacturing, and research and marketing to create value and offer distinctive products of the highest quality
- Be a leading company in Asia and Oceania, with alcohol beverages, soft drinks and pharmaceuticals as core businesses

2. DISTRIBUTION OF PROFITS

Kirin considers the appropriate distribution of profit to shareholders to be a top management priority, and the Company has paid dividends every year without fail since its establishment in 1907. Kirin intends to continue declaring stable dividends, based on due consideration in each fiscal period of overall factors such as business performance and future funding requirements. Retained earnings will be used for capital investment in alcohol beverage manufacturing plants and other areas that can contribute to the creation of higher corporate value. The acquisition of treasury shares will also be considered as appropriate as a means of providing returns to shareholders.

3. SHARE TRADING UNIT

Kirin places importance on increasing its corporate value, expanding its shareholder base and increasing the liquidity of its stock. The Company will continue to consider reducing the share trading unit for Kirin shares, taking into account factors such as overall costs and benefits and trends in the stock market.

4. MEDIUM- TO LONG-TERM STRATEGY AND TARGETS

For Kirin Group, 2004 was the first year of a three-year medium-term business plan that ends in 2006. Utilizing the Group management foundations that have been established, and continuing to pursue higher profitability, this plan focuses on improving the value of the Kirin brand throughout the Group, and effecting a qualitative transformation to become a strong, development and proposal oriented corporate group.

During the first two years of the medium-term business plan, Kirin has been working towards the quantitative targets outlined in the plan that, in addition to improving EVA[1], are for ¥1,860 billion in Group sales, an operating margin of 7%, and ROE of 6% in the final year of the plan. However, factors such as changes in the business and industry environment mean that targets for fiscal 2006 have been set at ¥1,680 billion in sales, with an operating margin of 7.0%, and ROE of 5.4%.

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1 EVA (Economic Value Added) is a registered trademark of Stern Stewart and Co.

Under KV2015 Kirin aims to create a quantum leap in growth by moving beyond the current path of business development. As part of measures to ensure the appropriate allocation of resources to accelerate growth and enable maximal synergies throughout the Group, the business structure is being reformed with the adoption of a holding company system in July 2007 and ahead of the adoption, by making Kirin Beverage Corporation a wholly owned subsidiary. The intention of KV2015 is to boost Group synergies and corporate value by facilitating a dynamic and fast-moving management approach, strengthening Kirin's core business, pursuing further development as an integrated beverage provider, internationalizing Kirin's operations and developing the health food and functional food business. The targets will be set with next medium-term business plan.

5. ISSUES FOR THE KIRIN GROUP

The following are specific strategies outlined in the 2004-2006 medium-term business plan.

(1) Strengthen the Domestic Alcohol Beverages and Soft Drinks Businesses, the Foundations of the Kirin Brand

Bolster product brands to increase the Kirin brand value

In the domestic alcohol beverage business, Kirin will clarify its positioning in each alcohol category, and through a strengthening of product brands reaffirm its leading position in the low-alcohol[2] market by 2006. As a corporate Group focused on development and proposal oriented marketing, Kirin will promote market-creating product strategies that anticipate diversity and changes in consumer preferences, values and lifestyle. In the soft drinks business, Kirin will concentrate on growing categories, employing products developed through the application of Group R&D to offer products that create new markets.

· *Create new business models utilizing synergies from the domestic alcohol and soft drinks businesses*

Kirin will increase collaboration with its soft drinks business in all aspects of the business, including R&D, production, distribution and sales. Kirin will shift to an approach based on providing added value to customers from a competitive business foundation, rather than taking a competitor-focused approach, and will promote a change to a business style focused on development and proposal-oriented marketing to maximize Group synergies.

(2) Strengthen the Foundations of the International Alcohol Beverages Business, and Further Develop Diversified Businesses

In overseas alcohol beverages business, Kirin seeks to offer a comprehensive lineup of alcohol products throughout the Group. Concentrating on Asia and Oceania as principal markets, Kirin will formulate product strategies appropriate to each market, enhance Group synergies, strengthen business foundations in ways that may include new joint ventures, and improve profitability.

In the pharmaceuticals business, Kirin will further strengthen its sales base. While considering new joint business ventures, Kirin will also enhance its development pipeline, and expand its business in Asia. The agribio and nutrient foods businesses will also continue to be strengthened.

(3) Implementation of Corporate Social Responsibility (CSR)

Amid growing societal demands for assurances regarding the trustworthiness of corporations, the Kirin Group will implement measures that establish a unique approach to CSR. The Kirin Group is focusing its efforts on environmental management, ensuring food safety, promoting responsible drinking, and guaranteeing management compliance.

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[2] *Collective term for beverages with alcohol content of less than 10%, such as beer, happo-shu, new genre and canned chu-hi drinks.*

Business Results and Financial Position

1. BUSINESS PERFORMANCE

The domestic economy experienced mild expansion during the six months under review, with corporate earnings remaining at high levels, further increases in capital investment, a stronger employment market and increased consumer spending. At the same time, however, the impact of high oil prices on raw material costs and consumer prices remained a cause for concern, and the outlook remained uncertain.

In the domestic alcohol beverage market for the interim period under review, the combined beer + happo-shu + new genre produced year-on-year growth for the first time in five years. Sales of new genre products—which entered the market after beer and happo-shu—continued to grow, accounting for 20% of the combined market. The on-premise market also trended favorably with the economic recovery, and industry sales of beer produced year-on-year growth for the first time in 10 years. The chu-hi and shochu markets also grew moderately. Soft drink sales appear to have remained in line with the previous comparable interim period, despite poor weather and the absence of a major hit product in the market.

Kirin's focus during this period, the final year of the Group medium-term business plan for 2004 – 2006, was to increase the value of the Kirin brand and continue making qualitative changes to become a strong, development and proposal-oriented Group.

Kirin's consolidated sales and profit increased for the interim period under review, supported by factors such as higher than forecast sales volumes of happo-shu and new genre products. Consolidated sales for the six-month period ended June 30, 2006 increased 5.7% to ¥782.7 billion, and consolidated operating income increased 19.9% to ¥44.9 billion. Consolidated ordinary income increased 20.9% to ¥47.1 billion, and consolidated net income increased 27.1% to ¥18.9 billion. An interim dividend of ¥8 per share was declared.

Alcohol Beverages Business

In the domestic alcohol beverages business we are endeavoring to develop our operations as a comprehensive alcohol beverages business while continuing to promote a shift from price-driven marketing to value-driven marketing, and as a result of our efforts we have secured leading positions in each category. The impact of liquor tax revisions introduced in May 2006 appears to have been slight, and for the first time in seven years Kirin achieved a year-on-year increase in interim sales volumes in the combined beer + happo-shu + new genre category.

In beer, amidst heightened consumer expectations for distinctive, premium-style beer products, in April we launched *Kirin Ichiban Shibori Muroko Nama*, a chilled beer *Ichiban Shibori* brand extension using our proprietary brewing method. The beer is then bottled without being filtered, providing customers with the delicious taste of live-yeast beer. At the same time *Kirin Ichiban Shibori*'s position in the market continued to grow. We also added to the expanding premium beer market with a limited volume, nationwide release of Kirin Braumeister in cans, and strengthened our lineup of popular summer gift packs with the inclusion of a premium beer gift set.

In happo-shu, the February launch of our rich-tasting new happo-shu product *Kirin Enjuku* was very successful, with the result that we have approximately doubled our forecast sales volume of the product for the year. Sales of *Tanrei Green Label*, with 70% reduced sugar,[1] also remained strong, and we have enhanced our No. 1 position in the happo-shu market even as the market shrunk considerably.[2]

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1 Compared to regular Kirin happo-shu
2 Taxed shipments of happo-shu, January-June 2006

In new genre, we renewed *Kirin Nodogoshi* to build on the high popularity it has enjoyed since its launch, creating an improved flavor and finer head. *Kirin Nodogoshi* has become the clear top-selling product in this fast-growing market.[3]

Driven by sales of *Kirin Nodogoshi* and happo-shu, the sales volume of beer + happo-shu + new genre in the first half of fiscal 2006 were 10.7% higher than in the previous comparable period, significantly ahead of average industry growth.

In chu-hi, we expanded the lineup of *Kirin Chu-hi Hyoketsu* that has driven the market since its launch in 2001, with the launch of a new flavor, *Kirin Chu-hi Hyoketsu Yuzu*, as well as renewing the flavor and packaging of the entire range. At the same time as enhancing our existing brands in this growth category, we sought to develop unique products through the launch of a new sugar-free, non-carbonated product *Kirin O-cha no chu-hi*, and fruit liquor sweetened chu-hi products *Anzu Soda* and *Sanzashi Soda*. In pursuit of our shift from a price-driven sales approach to a value-driven approach, we also resolved to introduce open pricing and new guidelines from January 1, 2007.

In the spirits market we continued to generate strong interest in the non-premium whiskey market with our first domestically produced Kirin-branded whisky, *Fuji-Sanroku*, and boosted brand awareness and sales through our first sweepstake promotion of the product. In wines, we took measures to boost sales and grow the market, based on the promotion of *Franzia* wine, the world's biggest selling wine brand,[4] and French sparkling wine *Café de Paris*.

In marketing, we made a solid start with good impact from the winter Olympic campaign at the start of the year. Further, as an official sponsor of the Japan national soccer team we engaged in active promotional programs around the running of the 2006 FIFA world cup™ in Germany. We helped build support for the Japan team with a popular competition in which participants could win 'Kachi-T' original t-shirts and 'Kachi-daru' miniature beer kegs, along with special can designs and other such measures.

In sales, we took further measures to ensure and improve the quality of our product at commercial premises through the adoption of a new nationwide '*Kirin manten nama no mise*', a Kirin satisfaction system under which the restaurants and bars carrying our keg beer receive official approval in accordance with certain standards.

Also during the period under review, we shifted to an internal company system in the domestic alcohol beverages business, with the aim of creating a flexible and dynamic structure through which we can respond more rapidly to changes in the market place.

In our overseas alcohol beverages business, which we are pursuing mainly in Asia and Oceania, we began construction of a new high-quality brewery that will double current capacity at Kirin Brewery (Zhuhai) Company, Limited in the Pearl River Delta region of China. We also boosted the number of local employees assigned specifically to marketing Kirin brands in Dalian Daxue to support our business foundation. Along with our beer marketing activities, we carried out a number of marketing events to promote sales of *Kirin Chu-hi Hyoketsu* in Shanghai, in close collaboration with Kirin Beverage Corporation as part of measures to increase Group collaboration.

Consolidated sales and income in the alcohol beverages business both increased for the period under review, supported by higher sales volumes in the domestic alcohol business. Consolidated sales increased 8.2% to ¥496.7 billion compared with the first half of the previous year, and operating income increased 33.1% to ¥33.2 billion.

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3 Taxed shipments, January-June 2006
4 Largest sales volume of a single brand, according to IMPACT DATA BANK 2005 EDITION

Soft Drinks Business

In the soft drinks business, Kirin Group's core soft drink business, Kirin Beverage Corporation, undertook active brand marketing to expand sales and tailored management strategies to specific regions and business channels. Amidst intense competition it achieved a 3% increase in sales volumes, higher than the industry average.

In products, *Kirin Nama-cha* underwent a renewal in March, while June saw the launch of *Kirin Koi Nama-cha*. *Kirin Gogono-Kocha* underwent a comprehensive renewal on the approach of its 20th year of sales, supported by a vigorous advertising campaign focusing on the new appeal of the product. New product *Kirin NUDA*, a non-sugar carbonated water, has been very strongly received by the consumers since its launch, representing a new proposal in a market that appears to be becoming firmly established.

In marketing, Kirin Beverage commenced full-scale contracting-out of product merchandizing to Kirin's merchandizing entity Kirin Communication Stage, as part of measures to strengthen its sales and marketing approach.

In production, Kirin's Hokuriku plant began producing *Kirin Alkali-Ion-no Mizu* mineral water in 'Pecology' bottles—the lightest two-litre PET bottle in Japan—in a move that strengthens Group synergies in Kirin's manufacturing structure while reducing unit production costs and contributing to a reduction in environmental impact.

In overseas soft drinks operations, we established a wholly owned subsidiary Kirin Beverage (Shanghai) Co. Ltd in Shanghai, with plans to begin local production of PET bottle products from early 2007 in support of our strategy to increase production capacity in China.

Consolidated sales and income in the soft drinks business for the first half of 2006 both increased, primarily due to higher domestic sales of tea and mineral water products, with sales increasing 6.3% to ¥181.0 billion, and operating income increasing 4.7% to ¥5.3 billion.

Pharmaceuticals Business

During the six months under review we continued active marketing of *ESPO*, a treatment for renal anemia, *GRAN*, an agent used for leukocytopenia, *Rocaltrol Injection*, a medicine for secondary hyperparathyroidism, and *PHOSBLOCK Tablets*, for the treatment of hyperphosphatemia.

We submitted KRN1493, a candidate medicine for secondary hyperparathyroidism with new mechanism, for regulatory approval, and in April began sales in Thailand of *Busulfex* as a first step in our business development in ASEAN countries.

Consolidated sales in the pharmaceuticals business increased 2.5% to ¥31.2 billion, while operating income decreased 13.7% to ¥4.9 billion by NHI pricing revisions and impact from Flat-Sum Reimbursement relating to dialysis treatment.

Other Businesses

The internal company system for both the functional food business and the agribio business was discontinued in March, helping clarify the core companies of the Group and facilitating a new stage of independent and dynamic business development.

In functional foods, sales at Kirin Well-foods Co., Ltd. of diet support product *Lieta* were extremely strong. As a sense of health consciousness increases in Japan and a succession of new products reach the market, we are working to strengthen our brand in the increasingly active diet market. During the period under review Takada-Kirin Foods Corp.

formed a production alliance agreement with South Korean company Daesang Corporation to establish a joint venture in Indonesia to manufacture nucleotide seasonings.

In the agribio business, we took steps to develop our flower business foundation in China, beginning joint development of a new flower variety following the agreement formed in China in 2005 with the Agriculture and Biology school of Shanghai Jiao Tong University. In our potato operations we expanded production of our Cynthia variety nationwide and introduced a gift sales program as part of measures to increase sales.

However, in order to concentrate our business resources from a medium to long-term perspective, we disposed of non-core businesses such as travel agency and leasing businesses, resulting in decreases in both sales and operating income.

Sales in other businesses decreased 8.5% to ¥73.6 billion, although operating income decreased 1.3% to ¥2.1 billion.

2. FINANCIAL POSITION

Consolidated cash and cash equivalents ("cash") totaled ¥113.9 billion as of June 30, 2006, a decrease of ¥50.9 billion compared to the end of the previous fiscal year. Outflows for investment activities such as the acquisition of shares of Kirin Beverage Corporation were covered by cash reserves and others.

Consolidated cash flows were as follows:

Cash flow from operating activities

Net cash provided by operating activities was ¥33.6 billion, ¥29.2 billion higher than in the previous interim period. The principal factors affecting the change included an increase of ¥10.5 billion in interim net income before taxes and other adjustments, and increased inflows of ¥20.0 billion in working capital resulting from changes in items such as accounts receivable and liquor taxes payable, despite payment of ¥4.0 billion in corporation taxes and others.

Cash flow from investing activities

Net cash used in investing activities was ¥95.0 billion, ¥51.4 billion more than in the previous interim period. Investment in fixed assets was ¥25.7 billion, ¥3.6 billion less than in the previous interim period, primarily relating to capital investment in the domestic alcohol business. Investment for acquisition of subsidiaries was ¥69.7 billion, ¥68.1 billion higher than in the previous interim period, driven mainly by the acquisition of shares of Kirin Beverage Corporation. The sale of fixed assets provided an inflow of ¥2.1 billion, and the sale or redemption of marketable securities and investment securities resulted in proceeds of ¥1.3 billion.

Cash flow from financing activities

Net cash used in financing activities was ¥48.8 billion, ¥9.9 billion higher than in the previous interim period. Cash dividends paid increased ¥10.1 billion to ¥24.6 billion, and inflow from borrowings came to ¥36.4 billion.

Trends in the Kirin Group's cash flow indices are as follows:

	Interim period ended 6/2004	Interim period ended 6/2005	Interim period ended 6/2006	Fiscal year ended 12/2004	Fiscal year ended 12/2005
Equity ratio (%)	47.4	49.8	52.0	47.1	50.2
Equity ratio based on market capitalization (%)	59.4	59.0	92.2	53.4	67.9
Debt service coverage (years)	–	–	–	2.5	3.0
Interest coverage ratio (times)	4.6	0.9	6.4	12.8	11.5

Notes:

1. All indices are calculated from consolidated financial data
2. Equity ratio = (Net assets – Minority interests) / Total assets
3. Equity ratio based on market capitalization = Market capitalization / Total assets
   [Market capitalization = market price on last trading day of period x total shares outstanding at end of period (excluding treasury stock)]
4. Debt service coverage = Interest-bearing liabilities / Operating cash flow

   [Interest-bearing liabilities refers to all liabilities with interest payable recorded on the liabilities section of the consolidated balance sheets. Operating cash flow refers to Net cash provided by operating activities in the consolidated statements of cash flow
5. Interest coverage ratio = Operating cash flow / Interest expenses

   [Interest expenses refers to the Interest expenses figure recorded in the consolidated statements of cash flows.]

3. UPDATE ON CORPORATE SOCIAL RESPONSIBILITY (CSR) INITIATIVES

Based on *the Kirin Group CSR Declaration of 2005*, CSR within Kirin is positioned as *initiatives through which our company can earn the trust of society*. This approach has been formulated around five core themes:

1. Compliance
2. Safety and reliability
3. Protection of personal information
4. Responsible drinking
5. Environmental protection

To maintain and improve the product quality of the entire Group, we have established the Quality Assurance Section in the CSR & Corporate Communications Division. This section is tasked with proposing and establishing quality assurance policy, and promulgating such policies throughout the organization.

In environmental measures, we have set important quantitative targets for reducing emissions of CO_2 and other greenhouse gases. As part of our efforts to achieve the targets of reducing overall emission amounts and unit emissions[1] by 25% compared to 1990, we have been making major investment in initiatives such as changing fuel sources at plants from heavy oil to natural gas. As a result of our rapid progress, the targets have been moved forward to the earlier date of 2007.[2] At the same time, we are acting locally to prevent global warming—through a series of measures including revision of the preset temperatures in our offices.

1 *Amount of emissions in production of 1kl of beer, happo-shu, etc.*
2 Originally scheduled for 2010. The overall volume target has already been achieved.

In our support for sport we have been carrying out programs to support athletes of the Japanese Olympic team at the Winter Olympics in Turin and the Japanese soccer team at the 2006 FIFA world cup™ in Germany. Through our sponsorship of the Japanese national soccer team at the Kirin Challenge Cup and elsewhere and our official sponsorship of the Japanese men's basketball team at Kirin Cup Basketball 2006, we inspire in people a mood of cheering on the team, offering them a way to experience the richness and enjoyment of life through sport.

Last year, we presented an exhibition of results of research into historical beer brewing methods and the origins of beer in Japan, as part of our activities to heighten interest in beer culture. This exhibition traveled to ten of our breweries across Japan, and included reproductions created last year of beer-making techniques from the Edo period through to the Meiji restoration.

4. OUTLOOK FOR 2006

2006 is the final year of the 2004-2006 Kirin Group Medium-term Business Plan, and during the year we intend to continue our qualitative transformation into a corporate group that is strong in development and proposal-based marketing, in pursuit of our goal of increasing the value of the Kirin brand.

The key elements of the business plan are:

1. Strengthening the domestic alcohol beverages and soft drinks businesses as the foundation of the Kirin brand
   —Focusing on products that increase the value of the Kirin brand
   —Developing new business opportunities through exploiting synergies between domestic alcohol beverages and soft drinks businesses
2. Strengthening the overseas alcohol beverages business and diversified businesses
3. Implementing a comprehensive approach to CSR.

Based on the core elements of our business plan, during 2006 we are undertaking a range of activities designed to help us reach the goals of the plan and bring us even closer to our customers through the production of attractive, added-value products.

Alcohol Beverages Business

While building on our dominant positions in happo-shu and new genre, we will also create stronger customer support for the value we propose in beer. Through this, we will build on the strong momentum we generated in the first half of the year in the domestic alcohol business. We will stimulate growth in the RTD category[3] through the renewal of *Kirin Chu-Hi Hyoketsu*, additions to the RTD lineup and other means. In the shochu category, we will create new products for on-premise use. In wine, we will expand our product lineup. Through actively making attractive proposals such as these, we aim to secure further support as a comprehensive alcohol beverages company.

In the overseas alcohol beverages business, we will pursue new alliance possibilities as we work to strengthen our operations in Asia and Oceania, and particularly in China will seek to accelerate the creation of a strong business base.

Soft Drinks Business

In order to achieve the quantum leap in growth outlined in Kirin Group Vision 2015 (KV2015), we will introduce a holding company structure in July 2007. Ahead of its introduction, we aim to make Kirin Beverage Corporation ("Kirin Beverage") a wholly owned subsidiary. From May 12 to June 15, 2006, we made a public tender offer for the shares of Kirin

3 Ready to drink. Low alcohol premixed drinks that can be drunk immediately on opening. The RTD market is expanding in Japan, driven by canned chu-hi.

Beverage, and increased our holdings to 97.07% (53,392,016 shares) of the total outstanding shares (55,002,370), and on July 10, we concluded a share exchange agreement. As a result, in accordance with the standards for delisting of stocks from the Tokyo Stock Exchange (TSE), the shares of Kirin Beverage were placed on the Seiri Post—a TSE list for companies that meet the criteria for delisting and will imminently be delisted—on July 11, and will be delisted on August 11. In the future, as part of our corporate structural reform, we are determined to allocate major resources to the soft drinks business, achieve greater group synergies, and make a quantum leap in growth far exceeding our conventional growth speed.

Pharmaceuticals Business and Other Businesses

As well as continuing preparations to commercialize new pharmaceutical products, we will seek to enhance our efforts with regard to our product pipeline. Overseas, we will expand our business in ASEAN markets. In nutrient foods we plan to fine-tune our range of core products, and pursue joint activities under the terms of our alliance with Yakult Honsha Co. Ltd. In the agribio business we will continue measures to develop a sound business base domestically and overseas, such as by developing new varieties in the floriculture and potato businesses.

Full-year Forecasts and Dividend Forecast

Forecasts for the fiscal year ending December 31, 2006 are as follows:
We propose to declare an interim dividend per share and year-end dividend per share of ¥8 each, resulting in an annual dividend of ¥16, an increase of ¥1.5 over the previous year.

Consolidated sales:	¥1,680 billion (increase of 2.9% compared to previous fiscal year)
Consolidated operating income:	¥117 billion (increase of 4.7%)
Consolidated ordinary income:	¥118 billion (increase of 2.7%)
Consolidated net income:	¥54 billion (increase of 5.3%)

5. BUSINESS RISKS

Outlined below are the main risks faced by Kirin in its business activities that have been identified as having the potential to have a significant impact on the decisions of investors. Information is also presented with regard to matters that are not necessarily risk factors, with the aim of ensuring active disclosure of information to investors. Based on an awareness and understanding of these risks, Kirin takes measures to prevent and reduce risks, and to respond appropriately in the case that any such risks eventuate.
The risk items outlined below are those identified by the Company as of June 30, 2006.

(1) Domestic markets and economic trends

Most of Kirin Group's Alcohol Beverages division operates in Japan. This business could therefore be significantly affected by domestic economic conditions and consumer trends with regard to alcohol beverages.
Furthermore, the declining birth rate and aging population profile in Japan could lead to a weakening of the alcohol beverages and soft drinks markets.

(2) Increased taxes on alcoholic beverages

Alcohol consumption in Japan could decline if increased taxes on alcohol beverages resulted in higher prices.

(3) Changes in regulatory environment regarding alcohol beverages

In order for the Kirin Group to fulfill its social responsibility as a manufacturer and vendor of alcohol products, advertising and publicity is conducted in accordance with strict voluntary standards. However, international standards in respect of the sale of alcohol products are under consideration by institutions such as the World Health Organization. In the long term Kirin faces the risk that sales of alcohol beverages could decline if guidelines were implemented that were significantly stricter than currently envisaged.

(4) Risk in the pharmaceutical business

Revisions to laws, and stricter regulations, could also be disadvantageous to Kirin. Delays in the development of new products could pose a risk to the Company, as could the occurrence of unforeseen side effects from our Company's pharmaceutical products.

(5) Risk in overseas businesses

The Kirin Group has overseas operations focusing on Asia and Oceania. Risks associated with these operations include those outlined below. We take measures to ameliorate these risks but these risks may affect our business to a greater extent than we forecast.

- Revisions to tax systems and laws and stricter regulations that have an adverse effect on our company
- Occurrence of unforeseeable political, economic or social events
- Political or social factors such as the outbreak of war or terrorist activity, SARS or avian influenza epidemics
- Earthquakes and other natural disasters
- Currency fluctuations outside the forecast range

(6) Weather and natural disasters

Kirin Group's alcohol beverages or soft drinks businesses may be adversely affected by weather patterns such as unusually cold summers or extensive typhoons. Furthermore, earthquakes and natural disasters on a large scale could damage facilities, resulting in production levels falling short of requirements.

(7) Food safety

Kirin Group is continually strengthening its strict food quality management system. The entire Group is cooperating in the implementation of quality tests in order to offer customers 'safety in food'. However, in recent years, BSE and avian influenza epidemics have threatened food safety. If quality control problems occur that are beyond the scope of our anticipatory measures, Kirin's financial position and business performance could be adversely affected.

(8) Accidents at Group plants or at outsourced manufacturers

Although Kirin Group manufacturers many alcohol beverages and other products at its own plants, some of the Group's products are produced by external manufacturers, and some products are imported. The quality of all such goods is expected to be uniformly high, but the risk remains that our business could be adversely affected by quality problems at Kirin or outside manufacturing plants or from imported goods.

(9) Environmental issues

Kirin Group currently complies with all laws regarding waste disposal and sanitation, and is thoroughly involved in manifesto management. Kirin also strictly complies with various environment laws concerning the atmosphere, water quality, noise pollution, vibrations, soil contamination and land subsidence, and other matters relating to industrial waste. However, a risk remains that human error or other factors could cause environmental pollution or other adverse impacts, and revisions to relevant laws and regulations may necessitate additional capital expenditure, raising costs and negatively impacting Kirin's financial situation and business performance.

(10) Information leaks

Kirin Group has formulated information security policies, is implementing internal training programs and is making every effort to protect data on individuals. However, risks such as those from hacking and document falsification remain. Furthermore, computer viruses could temporarily damage the company's computer systems, adversely impacting Kirin's financial position and business performance.

(11) Effects of legal restrictions

When carrying out our business the Kirin Group abides by domestic liquor tax laws, food sanitation laws and drug legislation. Furthermore, in each country in which the Group is present we comply with local laws. If such laws change, or if new, unforeseen laws or regulations are introduced, Group activities may be curtailed, adversely impacting Kirin's financial position and business performance.

(12) Litigation risks

Kirin Group has an internal business control structure and is putting efforts into strengthening compliance management as part of measures to ensure that Kirin Group does not violate statutes and regulations when carrying out its business. However, in the course of our business in Japan and overseas, there is a possibility that litigation will be brought against the Group or its employees for real or supposed infringements of product liability, intellectual property or other laws. Either directly as a result of legal proceedings or as the result of the loss of trust from customers resulting from such proceedings there is a risk that Kirin's financial situation and business performance could be negatively affected.

(13) Increase in the price of raw materials

Some of the main raw materials that Kirin Group uses are liable to changes in price depending on market conditions. Based on increases in the price of raw materials, manufacturing costs may also rise, adversely impacting Kirin's financial position.

(14) Changes in value of assets

Kirin's financial position and business performance could be adversely affected if the value of land, negotiable securities or other assets decreased significantly in value.

(15) Retirement liabilities

Liabilities and expenses for employees' retirement are calculated on an actuarial basis based on certain assumptions including discount rates and expected returns on pension assets. Actual outcomes could differ from these assumptions or these assumptions could change, adversely impacting Kirin's financial position and business performance.

6. INFLUENCE OF SEASONAL FACTORS

Sales of Kirin Group's core alcohol beverages and soft drinks are subject to change with the seasons, as demand peaks in summer. Sales in the first half of the year therefore tend to be lower than in the second half.

7. NOTE CONCERNING FORECASTS

The statements concerning future performance that are presented in this document are based on judgments using information available to Kirin and the Kirin Group as of June 30, 2006. Certain risks and uncertainties could cause the results of Kirin and the Kirin Group to differ materially from any projections presented herein. These risks and uncertainties include, but are not limited to, the economic circumstances surrounding the Company's businesses, market trends, and exchange rates.

CONSOLIDATED BALANCE SHEETS

(Millions of yen)

ASSETS	(Note)	At June 30, 2005 Amount	Percentage over total assets	At June 30, 2006 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2005 Amount	Percentage over total assets
Current Assets								
Cash	(*2)	103,846		117,060		13,214	169,334	
Notes and accounts receivable, trade	(*2)	252,880		241,153		(11,727)	290,077	
Marketable securities		850		349		(501)	50	
Inventories		101,109		108,150		7,041	94,156	
Other		48,482		43,501		(4,981)	43,788	
Allowance for doubtful accounts		(3,264)		(1,862)		1,402	(2,551)	
Total Current Assets		503,907	29.0	508,354	27.2	4,447	594,855	30.7
Fixed Assets								
Property, plant and equipment	(*1)							
Buildings and structures	(*2,3)	190,425		184,017		(6,408)	191,182	
Machinery, equipment and vehicles	(*2,3)	173,473		167,095		(6,378)	172,252	
Land	(*2,5)	154,871		151,382		(3,489)	156,380	
Construction in progress		27,032		29,505		2,473	25,990	
Other		43,139		38,936		(4,203)	37,081	
Total		588,942		570,938		(18,004)	582,887	
Intangible Assets								
Goodwill		38,758		-		(38,758)	38,412	
Consolidation differences		-		95,409		95,409	-	
Other	(*2)	92,540		75,156		(17,384)	97,463	
Total		131,299		170,566		39,267	135,876	
Investments and Other Assets								
Investment securities		404,982		513,594		108,612	516,757	
Life insurance investments		36,154		37,156		1,002	37,193	
Other		78,892		69,223		(9,669)	74,077	
Allowance for doubtful accounts		(3,884)		(3,575)		309	(3,781)	
Total		516,143		616,400		100,257	624,247	
Total Fixed Assets		1,236,385	71.0	1,357,904	72.8	121,519	1,343,010	69.3
TOTAL ASSETS		1,740,292	100.0	1,866,259	100.0	125,967	1,937,866	100.0

(Millions of yen)

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	(Note)	At June 30, 2005 Amount	At June 30, 2005 Percentage over total assets	At June 30, 2006 Amount	At June 30, 2006 Percentage over total assets	Increase (Decrease) Amount	At December 31, 2005 Amount	At December 31, 2005 Percentage over total assets
Current Liabilities								
Notes and accounts payable, trade		107,189		96,158		(11,031)	107,436	
Short-term loans payable and long-term debt with current maturities	(*2)	12,845		19,451		6,606	18,269	
Reserves		-		161		161	-	
Bonds due within one year		-		69,900		69,900	69,900	
Liquor taxes payable		71,641		72,457		816	107,563	
Income taxes payable		13,985		25,559		11,574	20,270	
Accrued expenses		74,444		75,598		1,154	79,479	
Deposits received		36,721		26,434		(10,287)	29,318	
Other		37,501		43,374		5,873	45,154	
Total Current Liabilities		354,329	20.4	429,095	23.0	74,766	477,392	24.6
Long-term Liabilities								
Bonds		173,930		98,955		(74,975)	106,241	
Long-term debt	(*2)	63,624		88,315		24,691	54,236	
Employees' pension and retirement benefits		72,357		70,919		(1,438)	71,958	
Other reserves		14,129		12,339		(1,790)	12,866	
Deposits received	(*2)	72,064		71,558		(506)	72,507	
Other	(*5)	47,798		99,543		51,745	90,769	
Total Long-term Liabilities		443,906	25.5	441,632	23.7	(2,274)	408,580	21.1
TOTAL LIABILITIES		798,236	45.9	870,728	46.7	72,492	885,972	45.7
MINORITY INTERESTS		75,449	4.3	-	-	(75,449)	79,292	4.1
Common stock		102,045	5.9	-	-	(102,045)	102,045	5.3
Capital surplus		70,992	4.1	-	-	(70,992)	70,999	3.7
Retained earnings		697,285	40.1	-	-	(697,285)	730,226	37.6
Land revaluation difference	(*5)	(4,713)	(0.3)	-	-	4,713	(4,713)	(0.2)
Net unrealized holding gains on securities		56,685	3.2	-	-	(56,685)	117,207	6.0
Foreign currency translation adjustments		(31,004)	(1.8)	-	-	31,004	(18,073)	(0.9)
Treasury stock, at cost		(24,685)	(1.4)	-	-	24,685	(25,091)	(1.3)
TOTAL SHAREHOLDERS' EQUITY		866,606	49.8	-	-	(866,606)	972,601	50.2
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		1,740,292	100.0	-	-	(1,740,292)	1,937,866	100.0

(Millions of yen)

NET ASSETS	(Note)	At June 30, 2005 Amount	Percentage over total assets	At June 30, 2006 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2005 Amount	Percentage over total assets
Shareholders' equity								
Common stock		-	-	102,045	5.5	102,045	-	-
Capital surplus		-	-	71,012	3.8	71,012	-	-
Retained earnings		-	-	729,656	39.1	729,656	-	-
Treasury stock		-	-	(25,586)	(1.4)	(25,586)	-	-
Total shareholders' equity		-	-	877,128	47.0	877,128	-	-
Valuation and translation adjustments								
Net unrealized holding gains on securities		-	-	114,200	6.1	114,200	-	-
Deferred gains or losses on hedges		-	-	(776)	(0.0)	(776)	-	-
Land revaluation difference		-	-	(4,713)	(0.3)	(4,713)	-	-
Foreign currency translation adjustments		-	-	(15,740)	(0.8)	(15,740)	-	-
Total valuation and translation adjustments		-	-	92,970	5.0	92,970	-	-
Minority interests		-	-	25,431	1.3	25,431	-	-
TOTAL NET ASSETS		-	-	995,530	53.3	995,530	-	-
TOTAL LIABILITIES AND NET ASSETS		-	-	1,866,259	100.0	1,866,259	-	-

CONSOLIDATED STATEMENTS OF INCOME

(Millions of yen)

	(Note)	6 months ended June 30, 2005		6 months ended June 30, 2006		Increase (Decrease)	Year ended December 31, 2005	
		Amount	Percentage over sales	Amount	Percentage over sales	Amount	Amount	Percentage over sales
Sales		740,276	100.0	782,722	100.0	42,446	1,632,249	100.0
Cost of sales		438,665	59.3	462,943	59.1	24,278	973,920	59.7
Gross profit		301,611	40.7	319,778	40.9	18,167	658,328	40.3
Selling, general and administrative expenses	(*1)	264,082	35.7	274,787	35.1	10,705	546,619	33.5
Operating income		37,528	5.1	44,991	5.7	7,463	111,708	6.8
Non-operating income								
Interest income		324		361			1,058	
Dividend income		1,960		2,660			3,225	
Equity in earnings of affiliates		4,462		3,950			8,495	
Other		2,330		2,660			6,038	
Total		9,078	1.2	9,632	1.2	554	18,817	1.2
Non-operating expenses								
Interest expense		4,642		4,614			9,231	
Loss on sale and disposal of finished goods		1,462		-			1,963	
Other		1,482		2,850			4,449	
Total		7,588	1.0	7,464	1.0	(124)	15,645	1.0
Ordinary income		39,019	5.3	47,159	6.0	8,140	114,881	7.0
Special income								
Gain on sale of fixed assets	(*2)	274		1,649			1,440	
Reversal of allowance for doubtful accounts		1,473		713			2,182	
Gain on sale of investment securities		727		1,206			1,633	
Gain on release from the substitutional portion of the government's welfare pension insurance scheme		-		-			536	
Gain on sale of shares of subsidiaries and affiliates		8		-			8	
Reversal of other reserves		-		70			-	
Total		2,483	0.3	3,640	0.5	1,157	5,802	0.4
Special expenses								
Loss on disposal of fixed assets	(*3)	1,359		904			4,264	
Loss on sale of fixed assets	(*4)	298		19			605	
Loss on Impairment		-		150			85	
Loss on devaluation of investment securities		-		-			1,466	
Loss on sale of investment securities		7		4			55	
Business restructuring expense	(*5)	463		-			4,259	
Loss on sale of shares of subsidiaries and affiliates		159		-			159	
Provision for other reserves		-		-			786	
Total		2,287	0.3	1,079	0.1	(1,208)	11,682	0.7
Income before income taxes and minority interests		39,214	5.3	49,720	6.4	10,506	109,001	6.7
Income taxes		19,551	2.6	24,763	3.2	5,212	48,949	3.0
Minority interests		4,739	0.6	5,984	0.8	1,245	8,788	0.5
Net income		14,923	2.0	18,973	2.4	4,050	51,263	3.1

CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS AND CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS

(Millions of yen)

	6 months ended June 30, 2005	Year ended December 31, 2005
Capital surplus		
Additional paid-in capital		
Balance at beginning of year	70,984	70,984
Increase in capital surplus		
Surplus from sale of treasury stock	7	14
Balance at end of period (year)	70,992	70,999
Retained earnings		
Retained earnings at beginning of year	687,905	687,905
Increase in retained earnings		
Net income	14,923	51,263
Increase due to assets revaluation of foreign subsidiaries	-	3,081
Foreign currency translation adjustments of foreign subsidiaries and affiliates	1,466	864
Increase due to change in accounting standards of foreign subsidiaries and affiliates	-	861
Total	16,390	56,071
Decrease in retained earnings		
Cash dividends paid	6,761	13,458
Bonuses paid to directors and corporate auditors	248	248
(Corporate auditors' portion included above)	(15)	(15)
Decrease due to inclusion of subsidiaries in the consolidation scope	-	42
Total	7,010	13,749
Balance at end of period (year)	697,285	730,226

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(Six months ended June 30, 2006)

(Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total Shareholders' equity
Balance as of December 31, 2005	102,045	70,999	730,226	(25,091)	878,180
Changes of items during the interim accounting period					
Dividends from surplus			(7,172)		(7,172)
Directors bonuses from appropriation			(270)		(270)
Net income			18,973		18,973
Increase due to new consolidation of subsidiaries			562		562
Acquisition of treasury stock				(511)	(511)
Disposal of treasury stock		13		16	29
Decrease due to change in accounting standards of foreign subsidiaries and affiliates			(6,602)		(6,602)
Transfer of foreign currency translation adjustments of foreign subsidiaries and affiliates			(6,061)		(6,061)
Net changes of items other than shareholders' equity					
Total changes of items during the interim accounting period	-	13	(570)	(494)	(1,051)
Balance as of June 30, 2006	102,045	71,012	729,656	(25,586)	877,128

	Valuation and translation adjustments					Minority interests	Total Net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Land revaluation difference	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of December 31, 2005	117,207	-	(4,713)	(18,073)	94,420	79,292	1,051,893
Changes of items during the interim accounting period							
Dividends from surplus							(7,172)
Directors bonuses from appropriation							(270)
Net income							18,973
Increase due to new consolidation of subsidiaries							562
Acquisition of treasury stock							(511)
Disposal of treasury stock							29
Decrease due to change in accounting standards of foreign subsidiaries and affiliates							(6,602)
Transfer of foreign currency translation adjustments of foreign subsidiaries and affiliates							(6,061)
Net changes of items other than shareholders' equity	(3,006)	(776)	-	2,333	(1,450)	(53,861)	(55,311)
Total changes of items during the interim accounting period	(3,006)	(776)	-	2,333	(1,450)	(53,861)	(56,363)
Balance as of June 30, 2006	114,200	(776)	(4,713)	(15,740)	92,970	25,431	995,530

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions of yen)

	(Note)	6 months ended June 30, 2005	6 months ended June 30, 2006	Increase (Decrease)	Year ended December 31, 2005
Cash flows from operating activities					
Income before income taxes and minority interests		39,214	49,720	10,506	109,001
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:					
Depreciation and amortization		34,898	32,974	(1,924)	71,002
Amortization of consolidation differences		1,956	-	(1,956)	3,507
Amortization of goodwill		-	2,816	2,816	-
Increase (decrease) in employees' pension and retirement benefits		(854)	(1,026)	(172)	(1,258)
Interest and dividend income		(2,285)	(3,022)	(737)	(4,283)
Equity in earnings of affiliates		(4,462)	(3,950)	512	(8,495)
Interest expense		4,642	4,614	(28)	9,231
Gain on sale of fixed assets		(274)	(1,649)	(1,375)	(1,440)
Gain on sale of marketable securities and investment securities		(727)	(1,206)	(479)	(1,633)
Loss on disposal and sale of fixed assets		1,657	923	(734)	4,870
Decrease (increase) in notes and accounts receivable, trade		38,737	48,269	9,532	3,238
Decrease (increase) in inventories		(16,729)	(14,873)	1,856	(8,336)
Increase (decrease) in notes and accounts payable, trade		(3,955)	(11,398)	(7,443)	(4,329)
Increase (decrease) in liquor taxes payable		(45,532)	(35,046)	10,486	(9,724)
Increase (decrease) in consumption taxes payable		(8,635)	(2,684)	5,951	(4,044)
Other		(14,526)	(7,948)	6,578	(15,856)
Sub-total		23,123	56,512	33,389	141,447
Interest and dividend received		4,018	4,584	566	7,254
Interest paid		(4,641)	(5,220)	(579)	(9,114)
Income taxes paid		(18,187)	(22,268)	(4,081)	(34,871)
Net cash provided by operating activities		4,313	33,606	29,293	104,716
Cash flows from investing activities					
Payment for purchases of property, plant and equipment and intangible assets		(29,469)	(25,775)	3,694	(62,960)
Proceeds from sale of property, plant and equipment and intangible assets		429	2,187	1,758	14,339
Payment for purchases of marketable securities and investment securities		(35,068)	(1,657)	33,411	(35,409)
Proceeds from sale and redemption of marketable securities and investment securities		16,001	1,337	(14,664)	18,447
Payment for purchases of shares of subsidiaries		-	(69,727)	(69,727)	(6,755)
Payment for acquisition of shares of newly consolidated subsidiaries		-	(2,369)	(2,369)	(2,336)
Proceeds from sale of shares of subsidiaries excluded from the consolidation scope		7,511	-	(7,511)	7,718
Other		(2,984)	985	3,969	261
Net cash used in investing activities		(43,578)	(95,018)	(51,440)	(66,693)
Cash flows from financing activities					
Increase (decrease) in short-term loans payable		(3,567)	(1,620)	1,947	(287)
Proceeds from long-term debt		1,955	56,195	54,240	6,325
Repayment of long-term debt		(12,998)	(18,117)	(5,119)	(25,151)
Payment for purchase of treasury stock		(10,265)	(511)	9,754	(10,693)
Proceeds from sale of treasury stock		43	29	(14)	72
Payment for purchase of treasury stock by the consolidated subsidiary		-	(906)	(906)	-
Cash dividends paid		(6,754)	(7,261)	(507)	(13,446)
Cash dividends paid to minority shareholders		(7,747)	(17,392)	(9,645)	(8,086)
Other		430	(431)	(861)	(774)
Net cash provided by (used in) financing activities		(38,902)	9,984	48,886	(52,041)
Effect of exchange rate fluctuation on cash and cash equivalents		575	(74)	(649)	1,563
Net increase (decrease) in cash and cash equivalents		(77,592)	(51,501)	26,091	(12,456)
Cash and cash equivalents at beginning of year		177,257	164,800	(12,457)	177,257
Net increase (decrease) in cash and cash equivalents from new consolidation/de-consolidation of subsidiaries		-	601	601	-
Cash and cash equivalents at end of period (year)	(*1)	99,664	113,900	14,236	164,800

SIGNIFICANT ACCOUNTING POLICIES

1. Scope of consolidation

(1) Consolidated subsidiaries: 256 companies
Major consolidated subsidiaries: KIRIN BEVERAGE CORPORATION, LION NATHAN LTD.

The following table shows changes in the consolidation scope for the six months ended June 30, 2006.

	Reason for the change	Companies	Major subsidiaries
Increase	New acquisition	2	Subsidiaries of LION NATHAN LTD.
	New establishment	1	Subsidiary of KIRIN BEVERAGE CORPORATION
	Increase in materiality	1	Kirin International Finance (Netherlands) B.V.
Decrease	Sale of shares	1	Flowergate Co., Ltd.
	Merger	4	Subsidiaries of The Coca-Cola Bottling Company of Northern New England, Inc. and subsidiaries of Hematech, Inc.

(2) Major unconsolidated subsidiaries: KIRIN AGRIBIO USA, INC.
Certain subsidiaries including KIRIN AGRIBIO USA, INC. are excluded from the consolidation scope because the effect of their sales, net income or losses, total assets and retained earnings on the accompanying consolidated financial statements are immaterial.

2. Application of equity method

(1) Unconsolidated subsidiaries accounted for by the equity method: None

(2) Affiliated companies accounted for by the equity method: 15 companies
Major affiliated companies: KINKI COCA-COLA BOTTLING CO., LTD., YONEKYU CORPORATION, SAN MIGUEL CORPORATION

The following table shows changes in the scope of application of the equity method for the six months ended June 30, 2006

	Reason for the change	Companies	Major subsidiaries and affiliates
Increase	New establishment	1	Affiliate of Takeda-Kirin Foods Corporation
Decrease	Sale of shares	2	Flower Season Ltd. and other

(3) Certain investments in unconsolidated subsidiaries including KIRIN AGRIBIO USA, INC., and affiliates including DIAMOND SPORTS CLUB CO., LTD. are not accounted for by the equity method, and were stated at cost because the effect of their net income or losses for the interim fiscal year and retained earnings on the consolidated financial statements are immaterial.

(4) Where interim accounting period-ends of the affiliated companies accounted for by the equity method are different from that of the Company, the Company mainly used their interim financial statements as of their interim accounting period-ends and for the first 6 months then ended for applying the equity method.
Where the difference between the Company's and affiliates' interim accounting period-ends is more than six months, the Company used their financial statements that were for the most recent accounting periods and necessary adjustments were made for applying the equity method.

3. Interim accounting period-ends of the consolidated subsidiaries

The following table shows the consolidated subsidiaries whose interim accounting period-ends are different from that of the Company.

Consolidated subsidiaries	Interim accounting period-end	
Lion Nathan Ltd. and its subsidiaries	March 31	(i)
Twyford International Inc.	March 31	(i)
Japan Potato Corporation	March 31	(i)

(i) The Company used the interim financial statements of the consolidated subsidiaries as of their interim accounting period-ends and for the first six months then ended for consolidation. And the Company made necessary adjustments for major transactions between end of the first six months of the consolidated subsidiary and end of the first six months of the Company.

4. Accounting policies

(1) Valuation of major assets

(a) Valuation of securities

1) Held-to-maturity debt securities are stated at amortized cost.
2) Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using the moving-average method.
3) Available-for-sale securities without fair market value are stated at the moving-average cost.

(b) Derivative financial instruments

Derivative financial instruments are stated at fair value.

(c) Valuation of inventories

1) Merchandise, finished goods and semi-finished goods are mainly stated at cost determined by the periodic average method.
2) Raw materials, containers and supplies are mainly stated at cost determined by the moving-average method.
3) Construction in process is stated at cost determined by the specific identification method.

(2) Depreciation and amortization of fixed assets

(a) Depreciation of Property, plant and equipment

1) Depreciation for the Company and consolidated domestic subsidiaries is calculated using the declining-balance method except for buildings (excluding buildings fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method.
   Depreciation is calculated over the estimated useful lives in accordance with the Corporate Income Tax Law of Japan.
2) Depreciation for several consolidated subsidiaries is calculated using the straight-line method.
3) Leased assets are depreciated over each lease term based on the straight-line method with the estimated residual value at the end of the lease term.

(b) Amortization of intangible assets

1) The Company and consolidated domestic subsidiaries amortize intangible assets using the straight-line method.
2) Consolidated overseas subsidiaries mainly adopt the straight-line method over 20 years.

(3) Method of providing major allowances and reserves

(a) Allowance for doubtful accounts

The Company and consolidated subsidiaries provide allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(b) Employees' pension and retirement benefits

The Company and consolidated subsidiaries provide allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year. Prior service cost is amortized on the straight-line method over mainly 15 years. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is mainly 15 years, beginning from the following fiscal year.

(4) Leases

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases. Consolidated overseas subsidiaries mainly capitalize finance leases.

(5) Hedge accounting

(a) Method of hedge accounting

1) If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company and consolidated subsidiaries defer recognition of gains and losses resulting from changes in fair value of derivative financial instruments until the related losses and gains on the hedged items are recognized.

2) If forward foreign exchange contracts are used as hedges and meet certain hedging criteria, forward foreign exchange contracts and hedged items are accounted for in the following manner:
(i)If a forward foreign exchange contract is executed to hedge an existing foreign currency receivable or payable,
a) the difference, if any, between the amount in Japanese yen of the hedged foreign currency receivable or payable translated using the spot rate at the inception date of the contract and the book value of the receivable or payable is recognized in the consolidated statements of income in the period which includes the inception date, and
b) the discount or premium on the contract (that is, the difference between the Japanese yen amount of the contract translated using the contracted forward rate and that translated using the spot rate at the inception date of the contract) is recognized over the term of the contract.
(ii)If a forward foreign exchange contract is executed to hedge a future transaction denominated in a foreign currency, the future transaction will be recorded using the contracted forward rate, and no gains or losses on the forward foreign exchange contract are recognized.
3) If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contracts is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.
4) Interest rate swaps that hedge transactions between consolidated companies are stated at fair value and the changes in the fair value are recognized as income or loss for the current interim accounting period.

(b) Hedging instruments and Hedged items
The following summarizes hedging derivative financial instruments used by the Company and consolidated subsidiaries and items hedged:

Hedging instruments	Hedged items
Forward foreign exchange contracts, currency swap contracts, etc.	Receivables and payables in foreign currency, future transactions in foreign currency
Interest rate swap contracts, etc.	Interests on loans receivable and loans payable
Commodity swap contracts, etc.	Commodity price

(c) Hedging policy
The Company and consolidated subsidiaries use derivative financial instruments mainly for the purpose of mitigating (i) fluctuation risk of foreign currency exchange rates with respect to receivables and payables in foreign currency and future transactions in foreign currency, (ii) fluctuation risk of interest rates with respect to loans receivable and loans payable, and (iii) fluctuation risk of commodity prices such as aluminum prices.

(d) Assessment of hedging effectiveness
The Company and consolidated subsidiaries evaluate the hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items with the corresponding changes in the hedging derivative instruments.

(6) Consumption taxes
Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

5. Cash and cash equivalents

In preparing the consolidated statements of cash flows, cash on hand, readily available deposits and short-time highly liquid investments with negligible risk of changes in value and maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

6. Change in Accounting Policies

6 months ended June 30, 2005	6 months ended June 30, 2006	Year ended December 31, 2005
-	(Accounting standard for directors' bonuses) Effective from the interim accounting period ended June 30, 2006, the Company adopted Accounting Standards Board Statement No. 4 "Accounting Standard for Directors' Bonus" issued by the Accounting Standards Board of Japan on November 29, 2005. The effect on net income of the adoption of this new accounting standard is not material. Reserve for directors' bonuses is recorded as "Reserves" in "Current Liabilities" in the balance sheet as of June 30, 2006.	-
-	(Accounting standard for presentation of net assets in the balance sheet) Effective from the interim accounting period ended June 30, 2006, the Company adopted Accounting Standards Board Statement No. 5 "Accounting Standard for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005 and	-

6 months ended June 30, 2005	6 months ended June 30, 2006	Year ended December 31, 2005
	Accounting Standards Board Guidance No. 8 "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005. Amount corresponding to conventional "total shareholders' equity" in the balance sheet is ¥970,875 million. "Net assets in the balance sheet" for the interim accounting period is presented according to the revision of "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements."	
(Accounting method for real estate business) Until the year ended December 31, 2004, the Company recorded the net amount of rental income and expenses from real estate business as "Rental income" in non-operating income. Effective from the current interim accounting period, the Company changed its accounting method for such rental income and expenses under which rental income and expenses are recorded as sales and cost of sales, respectively except that the income from other than rental property business such as the partial rental of its own premises is recorded as usual. This change was made in order to establish a better presentation of the Company's results of operations by reflecting real estate business more appropriately in its financial statements, considering the increasing importance of this real estate business along with the commencement of business of the commercial facilities developed on an old factory site and its business stability expected in the medium and long terms as well. The effect of this change was to increase sales and cost of sales by ¥2,326 million and ¥1,506 million, respectively, and to increase gross profit and operating income by ¥820 million, respectively, for the six months ended June 30, 2005 compared with what would have been recorded under the previous method. There is no effect on ordinary income and income before income taxes and minority interests for the six months ended June 30, 2005. The effect of this change on segment information is explained in Note "SEGMENT INFORMATION".	-	(Accounting method for real estate business) Until the year ended December 31, 2004, the Company recorded the net amount of rental income and expenses from real estate business as "Rental income" in non-operating income. Effective from the current accounting period, the Company changed its accounting method for such rental income and expenses under which rental income and expenses are recorded as sales and cost of sales, respectively except that the income from other than rental property business such as the partial rental of its own premises is recorded as usual. This change was made in order to establish a better presentation of the Company's results of operations by reflecting real estate business more appropriately in its financial statements, considering the increasing importance of this real estate business along with the commencement of business of the commercial facilities developed on an old factory site and its business stability expected in the medium and long terms as well. The effect of this change was to increase sales and cost of sales by ¥4,624 million and ¥2,973 million, respectively, and to increase gross profit and operating income by ¥1,650 million, respectively, for the year ended December 31, 2005 compared with what would have recorded under the previous method. There is no effect on ordinary income and income before income taxes and minority interests for the year ended December 31, 2005. The effect of this change on segment information is explained in Note "SEGMENT INFORMATION".
(Accounting standard for employees' pension and retirement benefits) Effective from the current interim accounting period, the Company adopted new accounting standard for employees' pension and retirement benefits and related guidance (Accounting Standards Board Statement No.3, "Partial Revision of Accounting Standard for Retirement Benefits" and Financial Accounting Standard Implementation Guidance No. 7, "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits", issued by the Accounting Standards Board of Japan on March 16, 2005).	-	(Accounting standard for employees' pension and retirement benefits) Effective from the current accounting period, the Company adopted new accounting standard for employees' pension and retirement benefits and related guidance (Accounting Standards Board Statements No.3, "Partial Revision of Accounting Standard for Retirement Standard for Retirement Benefits" and Financial Accounting Standard Implementation Guidance No. 7, "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits", issued by the Accounting Standards Board of Japan on March 16, 2005).

6 months ended June 30, 2005	6 months ended June 30, 2006	Year ended December 31, 2005
The effect on net income of the adoption of this new accounting standard is not material.		The effect on net income of the adoption of this new accounting standard is not material.

7. Change in Presentation

6 months ended June 30, 2005	6 months ended June 30, 2006
-	(CONSOLIDATED BALANCE SHEET) Effective from the interim accounting period ended June 30, 2006, the Company adopted early the revision of "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements" (Cabinet Office Ordinance No. 56 issued on April 26, 2006), and presents consolidation differences and goodwill as "Goodwill." For the six months ended June 30, 2005, goodwill amounted to ¥21,740 million and was included in "Other" of "Intangible Assets" in the consolidated balance sheet.
(CONSOLIDATED STATEMENTS OF INCOME) (1) "Rental income" (¥121 million for the six months ended June 30, 2005), which was separately presented in "Non-operating income" for the six months ended June 30, 2004, is included in "Other" of "Non-operating income" for the six months ended June 30, 2005 because it became immaterial. (2) "Loss on sale and disposal of finished goods", the amount of which was ¥462 million for the six months ended June 30, 2004, is separately presented in "Non-operating expenses" for the six months ended June 30, 2005 to conform to the disclosure requirements.	(CONSOLIDATED STATEMENTS OF INCOME) "Loss on sale and disposal of finished goods", the amount of which was ¥423 million for the six months ended June 30, 2005 is included in "Other" of "Non-operating expenses" for the year ended June 30, 2006, because it became immaterial.
(CONSOLIDATED STATEMENTS OF CASH FLOWS) (1) "Increase (decrease) in consumption taxes payable", the amount of which was (¥2,909) million and was included in "Other" of "Cash flows from operating activities" for the six months ended June 30, 2004, is separately presented in "Cash flows from operating activities" for the six months ended June 30, 2005 because it became material.	(CONSOLIDATED STATEMENTS OF CASH FLOWS) (1) "Payment for purchases of shares of subsidiaries", the amount of which was (¥1,584) million and was included in "Other" of "Cash flows from investing activities" for the six months ended June 30, 2005, is separately presented in "Cash flows from investing activities" for the six months ended June 30, 2006 because it became material. (2) Effective from the interim accounting period ended June 30, 2006, amortization of consolidation differences and amortization of goodwill are presented as "Amortization of Goodwill" of "Cash flows from operating activities" due to the change in presentation in the consolidated balance sheet. For the six months ended June 30, 2005, amortization of goodwill amounted to ¥1,141 million and was included in "Depreciation and amortization."

NOTES TO:

(CONSOLIDATED BALANCE SHEETS)

*1. Accumulated depreciation of property, plant and equipment

(Millions of yen)

	At June 30, 2005	At June 30, 2006	At December 31, 2005
Accumulated depreciation	857,450	859,877	847,933

*2. Detail of collateral

(1) Collateral

(Millions of yen)

	At June 30, 2005	At June 30, 2006	At December 31, 2005
Cash	-	10	-
Notes and accounts receivable, trade	20,840	20,322	16,493
Buildings and structures	1,718	1,618	1,688
Machinery, equipment and vehicles	1,041	619	670
Land	728	740	734
Other intangible assets	79	50	66
Total	24,409	23,361	19,653
Following assets, which are included in the above, are pledged as factory foundation collateral			
Buildings and structures	155	144	149
Land	46	46	46
Total	202	190	196

(2) Secured borrowing

(Millions of yen)

	At June 30, 2005	At June 30, 2006	At December 31, 2005
Short-term loans payable	200	200	200
Long-term debt (including current maturities of long-term debt)	13,722	11,876	13,261
Postage charge (facility limit)	0	0	0
Deposits received	3,408	3,408	3,408
Total	17,331	15,485	16,870
Following borrowings, which are included in the above, are guaranteed by factory foundation collateral			
Short-term loans payable	200	200	200

Note: Factory foundation collateral consists of the Headquarters factory of Nagano Tomato Corporation.

*3. Amount reduced from fixed-assets due to government subsidy received

(Millions of yen)

	At June 30, 2005	At June 30, 2006	At December 31, 2005
Buildings and structures	129	132	129
Machinery, equipment and vehicles	299	300	300
Total	429	433	429

4. Contingent liabilities

(1) Guarantees for unconsolidated subsidiaries and affiliated companies (Millions of yen, Foreign currency: thousands)

	At June 30, 2005	At June 30, 2006	At December 31, 2005
The Bacardi Lion Joint Venture	1,243	1,470	1,290
(in foreign currency)	(AUD 15,000)	(AUD 17,500)	(AUD 15,000)
Other	525	596	353
(Number)	(5)	(3)	(3)
(Foreign currencies included in "Other")	18	4	4
	(AUD 217)	(AUD 50)	(AUD 50)

(2) Guarantees for employees' housing loan from banks (Millions of yen)

At June 30, 2005	At June 30, 2006	At December 31, 2005
9,093	7,959	8,205

(3) Guarantees for customers (Millions of yen, Foreign currency: thousands)

	At June 30, 2005	At June 30, 2006	At December 31, 2005
Southeastern Container, Inc.	1,228	1,279	1,310
(in foreign currency)	(USD 11,102)	(USD 11,102)	(USD 11,102)
Other	1,038	718	840
(Number)	(31)	(29)	(30)
(Foreign currencies included in "Other")	872	629	716
	(AUD 10,525)	(AUD 7,493)	(AUD 8,326)
Total contingent liabilities	13,128	12,025	12,000
(Arrangements similar to guarantees included in the above)	(307)	(137)	(149)

*5. Revaluation of land

At June 30, 2005	At June 30, 2006	At December 31, 2005
Kirin Beverage Corporation, a consolidated subsidiary, revalued land used for business on December 31, 2001 pursuant to the Law Concerning Land Revaluation (proclaimed on March 31, 1998) (the "Law") and related revision of the Law (effective March 31, 2001). Due to revaluation of land in assets, the revaluation difference of the portion attributable to the interests held by the Company was accounted for as "Land revaluation difference" in shareholders' equity for the six months ended June 30, 2005. Revaluation was performed by adjusting the road rating pursuant to Article 2, Item 4 of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land proclaimed on March 31, 1998. Where the road rating is not provided, adjusted valuation of real estate tax prescribed in Article 2, Item 3 of the Law was used. Date of revaluation December 31, 2001	Kirin Beverage Corporation, a consolidated subsidiary, revalued land used for business on December 31, 2001 pursuant to the Law Concerning Land Revaluation (proclaimed on March 31, 1998) (the "Law") and related revision of the Law (effective March 31, 2001). Due to revaluation of land in assets, the revaluation difference of the portion attributable to the interests held by the Company was accounted for as "Land revaluation difference" in net assets for the six months ended June 30, 2006. Revaluation was performed by adjusting the road rating pursuant to Article 2, Item 4 of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land proclaimed on March 31, 1998. Where the road rating is not provided, adjusted valuation of real estate tax prescribed in Article 2, Item 3 of the Law was used. Date of revaluation December 31, 2001	Kirin Beverage Corporation, a consolidated subsidiary, revalued land used for business on December 31, 2001 pursuant to the Law Concerning Land Revaluation (proclaimed on March 31, 1998) (the "Law") and related revision of the Law (effective March 31, 2001). Due to revaluation of land in assets, the revaluation difference of the portion attributable to the interests held by the Company was accounted for as "Land revaluation difference" in shareholders' equity. Revaluation was performed by adjusting the road rating pursuant to Article 2, Item 4 of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land proclaimed on March 31, 1998. Where the road rating is not provided, adjusted valuation of real estate tax prescribed in Article 2, Item 3 of the Law was used. Date of revaluation December 31, 2001 Difference between the fair value and carrying amount of the revalued land ¥4,711million

6. Discounted amount of notes receivable

(Millions of yen)

	At June 30, 2005	At June 30, 2006	At December 31, 2005
Trade notes discounted	25	-	-

(CONSOLIDATED STATEMENTS OF INCOME)

*1. Major elements of selling, general and administrative expenses

(Millions of yen)

	6 months ended June 30, 2005	6 months ended June 30, 2006	Year ended December 31, 2005
Sales promotion	75,674	81,890	168,918
Freight	24,258	26,021	50,517
Advertising	37,379	38,343	64,104
Employees' pension and retirement benefit expenses	4,446	3,947	8,638
Salaries and wages of employees	42,901	46,315	92,317
Research and development expenses	13,547	14,051	28,726
Depreciation	11,553	11,639	24,033

*2. Gain on sale of fixed assets

(Millions of yen)

	6 months ended June 30, 2005	6 months ended June 30, 2006	Year ended December 31, 2005
Buildings and structures	21	328	-
Land	198	1,270	1,337
Other	53	50	103
Total	274	1,649	1,440

*3. Loss on disposal of fixed assets

(Millions of yen)

	6 months ended June 30, 2005	6 months ended June 30, 2006	Year ended December 31, 2005
Buildings and structures	827	371	2,341
Machinery, equipment and vehicles	379	427	1,423
Other	152	105	499
Total	1,359	904	4,264

*4. Loss on sale of fixed assets

(Millions of yen)

	6 months ended June 30, 2005	6 months ended June 30, 2006	Year ended December 31, 2005
Buildings and structures	28	0	149
Machinery, equipment and vehicles	267	9	387
Land	-	-	36
Other	1	9	32
Total	298	19	605

*5. Business restructuring expense

6 Months ended June 30, 2005	6 Months ended June 30, 2006	Year ended December 31, 2005
Business restructuring expense represents premium on retirement benefits resulting from early retirement at 1 consolidated subsidiary.	-	Business restructuring expense represents premium on retirement benefits amounted to ¥2,380 million resulting from employment transfer at 2 companies of consolidated subsidiaries and the expected loss amounted to ¥1,879 million on a basic agreement of the land and plant facilities that 1 consolidated subsidiary of Nutrient Food Business Company concluded along with its decision to shift main production functions of its flavoring business overseas as a part of strengthening its profitability.

6. Presentation of Income taxes

The Company adopted simplified accounting method for income tax effect accounting in the consolidated interim financial statements. Accordingly, deferred income taxes are not presented separately and are included in Income taxes in interim consolidated statements of income.

(CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS)

1. Type and number of shares outstanding and treasury stock

	Type of shares outstanding	Type of treasury stock
	Common stock	Common stock
Number of shares as of December 31, 2005	984,508,387	28,173,415
Number of shares increased during the interim accounting period ended June 30, 2006	-	314,392
Number of shares decreased during the interim accounting period ended June 30, 2006	-	18,335
Number of shares as of June 30, 2006	984,508,387	28,469,472

(Notes): 1. Increase in the number of treasury stock of common stock 314,392 shares was due to purchases of less-than-one-unit shares.
2. Decrease in the number of treasury stock of common stock 18,335 shares was due to sales of less-than-one-unit shares.

2. Matters related to dividends

(1) Dividend payment

Approvals by ordinary general meeting of shareholders held on March 30, 2006 are as follows:

• Dividends on Common stock

a. Total amount of dividends	7,172 million yen
b. Dividends per share	7.50 yen
c. Record date	December 31, 2005
d. Effective date	March 31, 2006

(2) Dividends whose record date is attributable to the current interim accounting period but to be effective after the current interim accounting period

Approvals by ordinary general meeting of shareholders held on August 10, 2006 are as follows:

• Dividends on Common stock

a. Total amount of dividends	7,648 million yen
b. Funds for dividends	Retained earnings
c. Dividends per share	8.00 yen
d. Record date	June 30, 2006
e. Effective date	September 11, 2006

3. Decrease due to change in accounting standards of foreign subsidiaries

Effective from the interim accounting period ended June 30, 2006, the Company's subsidiary in Australia, LION NATHAN LTD. (including its consolidated subsidiaries) adopted the "Australian equivalents to International Financial Reporting Standards (AIFRS)" instead of Australian accounting standards the Company previously adopted, as the Company was obliged to prepare its consolidated financial statements in accordance with AIFRS from the fiscal year starting after January 1, 2005.

As a result of changes in accounting standards concerning tax effect accounting, assets revaluation accounting and others due to the adoption of AIFRS, such changes were retroactively applied, retained earnings at beginning of the current accounting period decreased by ¥6,602 million for the interim accounting period ended June 30, 2006.

4. Transfer of foreign currency translation adjustments of foreign subsidiaries and affiliates

Effective from the interim accounting period ended June 30, 2006, with the application of the Accounting Standard for Presentation of Net Assets in the Balance Sheet and the Accounting Standard for Changes in Net Assets, foreign currency translation adjustments of foreign consolidated subsidiaries and affiliates, previously included in retained earnings, are transferred to the "foreign currency translation adjustments" of valuation and translation adjustments.

(CONSOLIDATED STATEMENTS OF CASH FLOWS)

1. Reconciliation of cash

Reconciliation of cash in the consolidated balance sheets and cash and cash equivalents in the consolidated statements of cash flows is as follows:

(Millions of yen)

	At June 30, 2005	At June 30, 2006	At December 31, 2005
Cash	103,846	117,060	169,334
Marketable securities	850	349	50
Fixed term deposit exceeding 3 months	(4,048)	(3,058)	(4,422)
Equity securities and bonds, etc with maturities exceeding 3 months	(849)	(349)	(50)
Short-term loans payable (bank overdrafts)	(134)	(101)	(111)
Cash and cash equivalents	99,664	113,900	164,800

(LEASE TRANSACTIONS)

1. Lessee lease – Finance lease

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows;

(1) Purchase price equivalents, accumulated depreciation equivalents and book value equivalents of leased properties (Millions of yen)

	At June 30, 2005	At June 30, 2006	At December 31, 2005
Machinery, equipment and vehicles			
Purchase price equivalents	2,467	2,650	3,199
Accumulated depreciation equivalents	1,342	1,443	1,686
Book value equivalents	1,125	1,206	1,512
Other property, plant and equipment (tools and equipment)			
Purchase price equivalents	1,326	5,788	7,614
Accumulated depreciation equivalents	715	3,811	5,026
Book value equivalents	610	1,977	2,588
Total			
Purchase price equivalents	3,793	8,438	10,814
Accumulated depreciation equivalents	2,057	5,255	6,713
Book value equivalents	1,735	3,183	4,100

(2) Lease commitments (Millions of yen)

	At June 30, 2005	At June 30, 2006	At December 31, 2005
Due within one year	664	1,433	1,780
Due over one year	1,102	1,839	2,455
Total	1,767	3,273	4,235

(3) Lease expenses, depreciation equivalents and interest expense equivalents (Millions of yen)

	6 months ended June 30, 2005	6 months ended June 30, 2006	Year ended December 31, 2005
Lease expenses	466	1,060	1,995
Depreciation equivalents	389	944	1,751
Interest expense equivalents	24	51	99

(4) Calculation method of depreciation equivalents

Depreciation equivalents are calculated on the straight-line method over the lease terms without residual value.

(5) Allocation of interest expense equivalents

Differences between total lease expenses and purchase price equivalents of the leased properties comprise interest expense equivalents and insurance, maintenance and certain other operating costs. Interest expense equivalents are allocated using the interest method over the lease terms.

2. Lessee lease - Operating lease

The company and consolidated subsidiaries have lease commitments under non-cancelable operating leases as follows. (Millions of yen)

	At June 30, 2005	At June 30, 2006	At December 31, 2005
Due within one year	2,032	1,974	1,882
Due over one year	5,018	5,080	5,215
Total	7,051	7,054	7,097

3. Lessor lease – Finance lease

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows;

(1) Purchase price, accumulated depreciation and book value of leased properties (Millions of yen)

	At June 30, 2005	At June 30, 2006	At December 31, 2005
Other property, plant and equipment, (leased assets)			
Purchase price	12,681	-	-
Accumulated depreciation	8,140	-	-
Book value	4,540	-	-
Other intangible assets (leased assets)			
Purchase price	-	-	-
Accumulated depreciation	-	-	-
Book value	735	-	-
Total			
Purchase price	12,681	-	-
Accumulated depreciation	8,140	-	-
Book value	5,276	-	-

(2) Lease commitments (Millions of yen)

	At June 30, 2005	At June 30, 2006	At December 31, 2005
Due within one year	1,604	-	-
Due over one year	3,773	-	-
Total	5,378	-	-

(3) Lease revenue, depreciation and interest income equivalents (Millions of yen)

	6 months ended June 30, 2005	6 months ended June 30, 2006	Year ended December 31, 2005
Lease revenue	1,147	-	1,147
Depreciation	984	-	984
Interest income equivalents	129	-	129

(4) Allocation of interest income equivalents

Interest income equivalents are allocated using the interest method over the lease terms.

(SECURITIES)

At June 30,2005

1. Held-to-maturity debt securities with fair market value

(Millions of yen)

	Book value	Fair market value	Difference
(1) Governmental/municipal bonds	1,479	1,485	6
(2) Corporate bonds	200	202	2
Total	1,679	1,687	8

2. Available-for-sale securities with fair market value

(Millions of yen)

	Acquisition cost	Book value	Difference
(1) Equity securities	143,837	238,919	95,081
Total	143,837	238,919	95,081

3. Book value of major securities not measured at fair market value

Available for sale securities

Unlisted securities	10,610 million yen

4. Impairment loss on investment securities

Impairment losses of ¥ 60 million were recognized in the consolidated statements of income for available-for-sale securities for the six months ended June 30, 2005. Where the fair market value of available-for-sale securities has declined by more than 30% from their acquisition costs, the value of those securities are considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, unless the value is considered recoverable. For available-for-sale securities without available fair market value, when the substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, except for the cases where the recoverability of the value of those securities in the future is supported by reasonable grounds.

At June 30, 2006

1. Held-to-maturity debt securities with fair market value

Millions of yen)

	Book value	Fair market value	Difference
(1) Governmental/municipal bonds	789	780	(8)
(2) Corporate bonds	200	200	0
Total	989	981	(8)

2. Available-for-sale securities with fair market value

(Millions of yen)

	Acquisition cost	Book value	Difference
(1) Equity securities	143,368	338,374	195,006
Total	143,368	338,374	195,006

3. Book value of major securities not measured at fair market value

Available-for-sale securities

Unlisted securities	9,381 million yen

4. Impairment loss on investment securities

Impairment losses of ¥ 21 million were recognized in the consolidated statements of income for available-for-sale securities for the six months ended June 30, 2006. Where the fair market value of available-for-sale securities has declined by more than 30% from their acquisition costs, the value of those securities are considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, unless the value is considered recoverable. For available-for-sale securities without available fair market value, when the substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, except for the cases where the recoverability of the value of those securities in the future is supported by reasonable grounds.

At December 31, 2005

1. Held-to-maturity debt securities with fair market value

(Millions of yen)

	Book value	Fair market value	Difference
(1) Governmental/municipal bonds	739	738	(0)
(2) Corporate bonds	200	201	1
Total	939	940	0

2. Available-for-sale securities with fair market value

(Millions of yen)

	Acquisition cost	Book value	Difference
(1) Equity securities	143,174	340,568	197,394
Total	143,174	340,568	197,394

3. Book value of major securities not measured at fair market value

Available-for-sale securities

Unlisted securities 9,239 million yen

4. Impairment loss on investment securities

Impairment losses of ¥1,466 million were recognized in the consolidated statements of income as "Loss on devaluation of investment", for available-for-sale securities for the year ended December 31, 2005. Where the fair market value of available-for-sale securities has declined by more than 30% from their acquisition costs, the value of those securities are considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, unless the value is considered recoverable. For available-for-sale securities without available fair market value, when the substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, except for the cases where the recoverability of the value of those securities in the future is supported by reasonable grounds.

(DERIVATIVE TRANSACTIONS)

For the 6 months ended June 30, 2005

Interest-related transactions

(Millions of yen)

Classification	Type of transaction	Notional amount	Portion due after one year included herein	Fair value	Unrealized gain (loss)
Non-market transactions	Interest rate swap Receive fixed; pay floating	3,318	3,318	(50)	(50)
Total		3,318	3,318	(50)	(50)

(i) Fair value of swaps is based on the prices obtained from the financial institutions.
(ii) Derivative transactions utilized by the Company and consolidated subsidiaries other than above are applied by hedge accounting, and are not included in the above.

For the 6 months ended June 30, 2006

Interest-related transactions

(Millions of yen)

Classification	Type of transaction	Notional amount	Portion due after one year included herein	Fair value	Unrealized gain (loss)
Non-market transactions	Interest rate swap Receive fixed, pay floating	3,457	-	(80)	(80)
Total		3,457	-	(80)	(80)

(i) Fair value of swaps is based on the prices obtained from the financial institutions.
(ii) Derivative transactions utilized by the Company and consolidated subsidiaries other than above are applied by hedge accounting, and are not included in the above.

For the year ended December 31, 2005

Interest-related transactions

(Millions of yen)

Classification	Type of transaction	Notional amount	Portion due after one year included herein	Fair value	Unrealized gain (loss)
Non-market transactions	Interest rate swap Receive fixed, pay floating	3,542	3,542	(84)	(84)
Total		3,542	3,542	(84)	(84)

(i) Fair value of swaps is based on the prices obtained from the financial institutions.
(ii) Derivative transactions utilized by the Company and consolidated subsidiaries other than above are applied by hedge accounting, and are not included in the above.

(SEGMENT INFORMATION)

1. Business segment information

(Millions of yen)

	6 months ended June 30,2005						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
Sales							
Unaffiliated customers	459,025	170,287	30,500	80,463	740,276	-	740,276
Inter-segment	1,104	66	-	49,002	50,173	(50,173)	-
Total sales	460,129	170,353	30,500	129,466	790,449	(50,173)	740,276
Operating expenses	435,175	165,233	24,755	127,327	752,491	(49,743)	702,747
Operating income	24,954	5,120	5,744	2,138	37,958	(429)	37,528

(Millions of yen)

	6 months ended June 30,2006						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
Sales							
Unaffiliated customers	496,716	181,097	31,260	73,647	782,722	-	782,722
Inter-segment	1,615	35	-	46,584	48,236	(48,236)	-
Total sales	498,332	181,133	31,260	120,232	830,958	(48,236)	782,722
Operating expenses	465,123	175,770	26,301	118,120	785,315	(47,584)	737,730
Operating income	33,209	5,362	4,959	2,111	45,642	(651)	44,991

(Millions of yen)

	Year ended December 31, 2005						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
Sales							
Unaffiliated customers	1,019,347	380,177	67,605	165,118	1,632,249	-	1,632,249
Inter-segment	3,158	122	-	114,275	117,556	(117,556)	-
Total sales	1,022,505	380,299	67,605	279,394	1,749,805	(117,556)	1,632,249
Operating expenses	946,839	360,929	53,357	274,975	1,636,101	(115,560)	1,520,540
Operating income	75,666	19,370	14,248	4,419	113,704	(1,995)	111,708

Type and nature of products are considered in classification of business segments. Main products by each segment are as follows;

Business segment	Main products
Alcohol Beverages	Beer, Sparkling malt liquor (*Happo-shu*), New genre, whisky, spirits, wine, etc.
Soft drinks	Soft drinks and other drinks
Pharmaceuticals	Pharmaceutical products
Others	Engineering, logistics, floriculture etc.

Unallocable operating expenses included in "Eliminations or Corporate" are as follows.

6 months ended June 30, 2005	934 million yen, mainly consists of costs for research and development of basic technologies at the Company.
6 months ended June 30, 2006	1,055 million yen, mainly consists of costs for research and development of basic technologies at the Company.
Year ended December 31, 2005	1,982 million yen, mainly consists of costs for research and development of basic technologies at the Company.

2. Geographical segment information

(Millions of yen)

	6 months ended June 30, 2005					
	Japan	Asia / Oceania	Others	Total	Eliminations or Corporate	Consolidated
Sales						
Unaffiliated customers	629,321	81,841	29,113	740,276	-	740,276
Inter-segment	1,104	445	1,101	2,652	(2,652)	-
Total sales	630,426	82,287	30,215	742,929	(2,652)	740,276
Operating expenses	609,220	67,551	27,765	704,537	(1,789)	702,747
Operating income	21,206	14,736	2,449	38,392	(863)	37,528

(Millions of yen)

	6 months ended June 30, 2006					
	Japan	Asia / Oceania	Others	Total	Eliminations or Corporate	Consolidated
Sales						
Unaffiliated customers	657,158	93,499	32,064	782,722	-	782,722
Inter-segment	1,279	627	1,961	3,868	(3,868)	-
Total sales	658,437	94,126	34,026	786,590	(3,868)	782,722
Operating expenses	633,019	76,420	31,068	740,508	(2,777)	737,730
Operating income	25,418	17,706	2,957	46,082	(1,090)	44,991

(Millions of yen)

	Year ended December 31, 2005					
	Japan	Asia / Oceania	Others	Total	Eliminations or Corporate	Consolidated
Sales						
Unaffiliated customers	1,415,790	158,924	57,533	1,632,249	-	1,632,249
Inter-segment	2,326	1,103	1,846	5,276	(5,276)	-
Total sales	1,418,117	160,028	59,380	1,637,525	(5,276)	1,632,249
Operating expenses	1,335,976	133,287	54,847	1,524,111	(3,571)	1,520,540
Operating income	82,141	26,740	4,532	113,414	(1,705)	111,708

Geographical distances are considered in classification of country or area. Major countries or areas included in each segment except for Japan are as follows;

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

Amounts and major items included in "Eliminations or Corporate" are the same as those described in 1. Business segment information.

3. Overseas sales

(Millions of yen)

	6 months ended June 30, 2005		
	Asia, Oceania	Others	Total
Overseas sales	83,635	30,040	113,676
Consolidated sales	-	-	740,276
Percentage of overseas sales over consolidated sales (%)	11.3	4.1	15.4

(Millions of yen)

	6 months ended June 30, 2006		
	Asia, Oceania	Others	Total
Overseas sales	95,987	33,076	129,063
Consolidated sales	-	-	782,722
Percentage of overseas sales over consolidated sales (%)	12.3	4.2	16.5

(Millions of yen)

	Year ended December 31, 2005		
	Asia, Oceania	Others	Total
Overseas sales	163,036	59,100	222,136
Consolidated sales	-	-	1,632,249
Percentage of overseas sales over consolidated sales (%)	10.0	3.6	13.6

Geographical distances are considered in classification of country or area. Major countries or areas included in each segment are as follows:

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

Overseas sales represent sales of the Company and consolidated subsidiaries to countries and areas outside of Japan.

(PRODUCTION, ORDERS RECEIVED AND SALES)

1. PRODUCTION PERFORMANCE

Production performance for the six months ended June 30, 2006 classified by the type of business segment was as follows:

Business segment	Amount (Millions of yen)	Percentage change (%)
Alcohol beverages	492,776	10.1
Soft drinks	70,244	8.3
Pharmaceuticals	42,829	31.9
Others	29,976	(10.4)
Total	635,826	9.9

(Note) The amounts are calculated based on sales price without consumption taxes.

2. ORDERS RECEIVED

Orders received for the six months ended June 30, 2006 classified by the type of business segment was as follows.
The Company and subsidiaries manufacture their products based on their projection for market demand except for contract manufacture *in "Alcohol beverages" and "Soft drinks" segments and inspection machines and others in "Other" segment.*

Business segment	Orders received		Backlog	
	Amount (Millions of yen)	Percentage change (%)	Amount (Millions of yen)	Percentage change (%)
Alcohol beverages	314	(5.1)	-	-
Soft drinks	1,598	123.0	-	-
Pharmaceuticals	-	-	-	-
Others	3,871	(54.2)	427	(60.0)
Total	5,784	(39.1)	427	(60.0)

(Note) The amounts are calculated based on sales price without consumption taxes.

3. SALES PERFORMANCE

Sales performance for the six months ended June 30, 2006 classified by the type of business segment was as follows:

Business segment	Amount (Millions of yen)	Percentage change (%)
Alcohol beverages	496,716	8.2
Soft drinks	181,097	6.3
Pharmaceuticals	31,260	2.5
Others	73,647	(8.5)
Total	782,722	5.7

(Note) The consumption taxes are not included in the above amounts.

(Per share information)

6 Months ended June 30,2005	6 Months ended June 30,2006	Year ended December 31, 2005
Shareholders' equity per share: ¥905.86	Net assets per share: ¥1,014.71	Shareholders' equity per share: ¥1,016.74
Net income per share (Primary): ¥15.55	Net income per share (Primary): ¥19.84	Net income per share (Primary): ¥53.23
Net income per share (Diluted) was not presented because there was no dilutive potential common stock outstanding.	Net income per share (Diluted) was not presented because there was no dilutive potential common stock outstanding.	Net income per share (Diluted) was not presented because there was no dilutive potential common stock outstanding.

Note: The basis for calculation of Net income per share was as follows.

	6 months ended June 30, 2005	6 months ended June 30, 2006	Year ended December 31, 2005
Net income (Millions of yen)	14,923	18,973	51,263
Amount not attributable to common stock (Millions of yen)	-	-	260
(Bonuses paid to directors by appropriation of unappropriated retained earnings included in the above)	(-)	(-)	(260)
Net income attributable to common stock (Millions of yen)	14,923	18,973	51,002
Average number of common stock outstanding during the period (Thousands of shares)	959,755	956,172	958,116

(Subsequent events)

Making Kirin Beverage Corporation a wholly-owned subsidiary

The Company adopted a resollution at its Board of Directors meeting held on July 10, 2006 to make Kirin Beverage Corporation ("Kirin Beverage") a wholly-owned subsidiary through a share exchange ("Share Exchange") and they have entered into a share exchange agreement ("Share Exchange Agreement").

(1) Corporate name and business of the entity combined, legal form of business combinations, and overview of the transaction including its purpose

a. Corporate name, address, representative, amount of paid-in capital, business of the entity with which the Company has entered into the share exchange agreement, and legal form of business combinations
(a) Name: Kirin Beverage Corporation
(b) Address: 1, Kanda Izumi-cho, Chiyoda-ku, Tokyo
(c) Representative: Yoshikazu Arai, President and Representative Director
(d) Amount of paid-in capital: ¥8,416 million (as of June 30, 2006)
(e) Business: Production and sale of soft drinks
(f) Legal form of business combinations: Share exchange

b. Purpose of the share exchange
With the objective of making Kirin Beverage its wholly-owned subsidiary, the Company conducted a tender offer for Kirin Beverage's shares between May 12, 2006 and June 15, 2006. As of July 10, 2006, the Company held 97.07% (53,392,016 shares) of Kirin Beverage's issued shares (55,002,370 shares). The Company and Kirin Beverage agreed to make Kirin Beverage a wholly-owned subsidiary of the Company and entered into the Share Exchange Agreement on July 10, 2006, aiming to achieve a dramatic allocation of resources to the soft drinks industry and enhance intra-group synergistic effects in connection with the Kirin Group's corporate restructuring.

c. Share exchange method and details of the share exchange agreement
(a) Share Exchange method
The Company has obtained the approval of the Minister of the Ministry of Finance with respect to its business restructuring plan pursuant to the Industrial Revitalization Law and the approval as required in respect of share exchange for cash consideration under Article 12, Paragraph 9 of the Industrial Revitalization Law prior to the revision under Article 449 of the Law Concerning Developments of Related Laws in Enforcement of the Company Law, which remains effective by virtue of the provision of Article 450, Paragraph 7 of the same law. In accordance with the Share Exchange Agreement, in lieu of the issuance of shares, cash delivery shall be made to Kirin Beverage's common stock shareholders, who are on the final shareholders registry (including beneficial shareholders, but excluding the Company) as of September 30, 2006 (one day prior to the effective date of the share exchange). Such cash delivery shall be made for consideration of 3,350 yen per share of the common stock. The total cash to be delivered is estimated at 5,394 million yen.
(b) Details of the share exchange agreement
The agreement provides for the Company to become the parent company and Kirin Beverage to become its wholly-owned subsidiary through a share exchange.
(c) Effective date of the share exchange
October 1, 2006 (planned)

(2) Overview of the accounting treatment
The Company shall implement accounting treatment for consolidated and non-consolidated financial statements provided in "Chapter 3, Article 4 Accounting treatment for transaction under common control, etc., Paragraph 2 Transactions with minority shareholders of the Accounting Standard for Business Combinations." The share exchange shall be implemented delivering cash as consideration, and hence the accounting treatment is similar to that provided in "Chapter 4, Article 5 Additional acquisition of shares of subsidiaries of Financial Accounting Standard on Consolidated Financial Statements".

Supplementary Documents

to the

Consolidated Financial Statements

as of and for Six-month Period Ended June 30, 2006

Contents

KIRIN BREWERY COMPANY, LIMITED

August 10, 2006

Consolidated

1. Results of Operations

(¥ billions)

		2005				2006			
		The 1st half Actual		Annual Actual		The 1st half Actual		Annual Forecast	
Sales	(Ratio of consolidated account to Parent Company's account)	740.2	1.80	1,632.2	1.74	782.7	1.79	1,680.0	1.72
Operating income	(Ratio of consolidated account to Parent Company's account)	37.5	2.76	111.7	1.92	44.9	2.51	117.0	1.92
Ordinary income	(Ratio of consolidated account to Parent Company's account)	39.0	1.59	114.8	1.58	47.1	1.22	118.0	1.34
Net income	(Ratio of consolidated account to Parent Company's account)	14.9	0.94	51.2	1.17	18.9	0.71	54.0	0.98

2. Scope of Consolidation and Application of Equity method

(Number of companies)

	2005		2006	
	The 1st half Actual	Annual Actual	The 1st half Actual	Annual Forecast
Consolidated subsidiaries	275	257	256	256
Unconsolidated subsidiary under equity method	0	0	0	0
Affiliated companies under equity method	16	16	15	14

3. Sales Details

(¥ billions)

	2005				2006			
	The 1st half Actual		Annual Actual		The 1st half Actual		Annual Forecast	
Sales volume								
Alcohol beverages	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)
Beer, *Happo-shu* and New genre	1,492	(5.6%)	3,223	(5.8%)	1,620	8.6%	3,385	5.0%
	million cases	Increase (Decrease)	million cases	Increase (Decrease)	million cases	Increase (Decrease)	Million cases	Increase (Decrease)
Soft drinks	103	2.6%	221	1.3%	107	3.9%	233	5.3%
Sales by business segments								
Total sales	740.2	(2.5%)	1,632.2	(1.4%)	782.7	5.7%	1,680.0	2.9%
Alcohol beverages	459.0	(4.6%)	1,019.3	(3.2%)	496.7	8.2%	1,074.9	5.4%
Beer, *Happo-shu* and New genre	405.2	(5.4%)	902.5	(3.7%)	443.4	9.4%	943.7	4.6%
Other alcohol beverages	53.8	2.0%	116.7	0.6%	53.2	(1.0%)	131.2	12.3%
Soft drinks	170.2	0.0%	380.1	2.1%	181.0	6.3%	399.3	5.0%
Pharmaceuticals	30.5	5.3%	67.6	7.8%	31.2	2.5%	65.0	(3.9%)
Other business	80.4	1.9%	165.1	(0.8%)	73.6	(8.5%)	140.8	(14.7%)
Agribio	13.8	(4.0%)	23.0	(0.1%)	13.7	(0.3%)	18.9	(17.9%)
Nutrient Food & Feed	15.2	(14.9%)	33.0	(23.0%)	15.6	2.4%	32.5	(1.6%)
Other	51.3	10.2%	109.0	8.5%	44.2	(13.9%)	89.4	(18.0%)

Consolidated

4. Profit Breakdown for the First Six-month Period (Actual)

Operating income

(¥ billions)



2005 The 1st half Operating income
37.5
Increase in Operating income of Parent Company
4.4
13.5=>17.9
Increase in Operating income of other subsidiaries
2.7
Lion Nathan 2.5, etc.
Increase in Operating income of Kirin Beverage
0.3
4.1=>4.4
2006 The 1st half Operating income
44.9
7.4
25
30
35
40
45
50
55

Ordinary income



2005 The 1st half Ordinary income
39.0
Increase in net of Non-operating income and expenses of Parent Company
9.7
Increase in Operating income
7.4
37.5=>44.9
Decrease in net of Non-operating income and expenses of Kirin Beverage
(0.3)
Decrease in net of equity in earnings of affiliates
(0.5)
Kinki Coca-Cola Bottling (0.8), etc.
Decrease in net of Non-operating income and expenses of other subsidiaries, etc.
(8.2)
Elimination of dividends (7.4), etc.
2006 The 1st half Ordinary income
47.1
8.1
35
40
45
50
55
60
65

Net income



2005 The 1st half Net profit
14.9
Increase in Ordinary income
8.1
39.0=>47.1
Increase in net of Special income, expenses and Income taxes of Kirin Beverage
0.3
Increase in net of Special income, expenses and Income taxes of other subsidiaries
0.1
Decrease in Minority interests
(1.2)
(4.7)=>(5.9)
Decrease in net of Special income, expenses and Income taxes of Parent Company
(3.3)
Increase in Income taxes (4.5), Special income, net of Special expenses 1.2
2006 The 1st half Net profit
18.9
4.0
10
15
20
25
30

Consolidated



5. Profit Breakdown for the Current Fiscal Year (Forecast)
Operating income
(¥ billions)
2005 Operating income
111.7
Increase in Operating income of Parent Company
2.9
58.1=>61.0
Increase in Operating income of Kirin Beverage
1.4
16.0=>17.5
Increase in Operating income of other subsidiaries
1.0
Lion Nathan 0.9, etc.
2006 Operating income
117.0
5.3
105
110
115
120
125
Ordinary income
2005 Ordinary income
114.8
Increase in net of Non-operating income and expenses of Parent Company
12.6
Increase in Operating income
5.3
111.7=>117.0
Decrease in net of Non-operating income and expenses of Kirin Beverage
(0.4)
Decrease in net of equity in earnings of affiliates
(2.7)
Kinki Coca-Cola Bottling (1.7), etc.
Decrease in net of Non-operating income and expenses of other subsidiaries, etc.
(11.6)
Elimination of dividends (11.8), etc.
2006 Ordinary income
118.0
3.2
110
115
120
125
130
135
140
Net income
2005 Net income
51.2
Increase in Ordinary income
3.2
114.8=>118.0
Increase in net of Special income, expenses and Income taxes of Kirin Beverage
2.2
Net of Special income 2.3, increase of Income taxes (0.1)
Increase in Minority interests
0.9
(8.7)=>(7.8)
Increase in net of Special income, expenses and Income taxes of other subsidiaries
0.8
Decrease in net of Special income, expenses and Income taxes of Parent Company
(4.3)
Increase of Income taxes (4.5), net of Special income 0.2
2006 Net income
54.0
2.8
40
45
50
55
60
65
70

Note: As for Lion Nathan Ltd. and San Miguel Corporation, the Company used their 2005 results (annual) in local currency for 2006 forecast since they do not disclose their forecast. (Only applicable foreign exchange rate has been revised.)

Consolidated

6. Major Expenses and Others

(¥ billions)

	2005		2006	
	The 1st half Actual	Actual	The 1st half Actual	Forecast
Sales promotion	75.6	168.9	81.8	241.0
Advertising	37.3	64.1	38.3	
Research and development expenses	13.5	28.7	14.0	28.0
Depreciation	34.8	71.0	32.9	71.0
Financial profit, net	(2.3)	(4.9)	(1.5)	(4.5)
Capital expenditures	29.4	62.9	25.7	74.0
Cash flows	(77.5)	(12.4)	(51.5)	(71.0)
Operating activities	4.3	104.7	33.6	128.5
Investing activities	(43.5)	(66.6)	(95.0)	(148.0)
Financing activities	(38.9)	(52.0)	9.9	(51.0)

Consolidated

7. Major Fluctuations of Assets and Liabilities

(¥ billions)

	2005 The 1st half Actual	2006 The 1st half Actual	Increase (Decrease)	Reference
ASSETS				
Fixed Assets				
Intangible Assets				
Consolidation Adjustment of Intangible assets*	38.7	-	(38.7)	Due to change in indication method
Goodwill*	-	95.4	95.4	Change in presentation and additional acquisition of Kirin Beverage Corporation, etc.
Other*	92.5	75.1	(17.4)	Due to change in indication method
Investment and Other Assets				
Investment securities	404.9	513.5	108.6	Increase in shares of subsidiaries and affiliates at Parent Company, etc.

LIABILITIES				
Current Liabilities				
Bonds due within one year or less	-	69.9	69.9	Increase due to transfer of bonds due within one year or less from Parent Company, etc.
Deposits received	36.7	26.4	(10.3)	Decrease due to the sales termination of gift coupon at Parent Company, etc.
Long-term Liabilities				
Bonds	173.9	98.9	(75.0)	Decrease due to transfer of bonds due within one year or less from Parent Company, etc.
Long-term debt	63.6	88.3	24.7	Increase due to borrowing from other financial institutions by Parent Company, etc.
Other	47.7	99.5	51.8	Increase in deferred tax liabilities due to increase in unrealized holding gains on securities along with the improvement in stock price at Parent Company and others, etc.

SHAREHOLDERS' EQUITY AND NET ASSETS				
Net unrealized holding gains on securities	56.6	114.2	57.6	Increase in unrealized holding gains on securities along with the improvement in stock price at Parent company, etc.
Foreign currency translation adjustment	(31.0)	(15.7)	15.3	Increase due to yen depreciation and transfer to foreign currency translation adjustments of foreign subsidiaries and affiliates, etc.

*Effective from the interim consolidated accounting period ended June 30, 2006, the Company adopted early the revision of "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements" (Cabinet Office Ordinance No. 56 issued on April 26, 2006), and presents consolidation differences and goodwill as "Goodwill." For the six months ended June 30, 2005, goodwill of 21.7 billion yen was included in "Other" of "Intangible assets," and for the six months ended June 30, 2006, goodwill of 21.3 billion yen was included in "Goodwill."

Consolidated

8. Analysis of Operating Income by Business Segment

Fluctuation between the 1st half of 2006 Actual and the 1st half of 2005 Actual

(¥ billions)

	Alcohol beverages	Soft drinks	Pharma-ceuticals	Others	Eliminations or Corporate	Total
Operating income – The 1st half of 2005 Actual	24.9	5.1	5.7	2.1	(0.3)	37.5
Increase (Decrease) in Gross Profit	17.8	1.7	0.6	(2.0)	0.0	18.1
Decrease (Increase) in Selling, general and administrative expenses, etc.	(9.5)	(1.5)	(1.4)	2.0	(0.3)	(10.7)
Increase (Decrease) in Operating income	8.3	0.2	(0.8)	0.0	(0.3)	7.4
Operating income –The 1st half of 2006 Actual	33.2	5.3	4.9	2.1	(0.6)	44.9

Fluctuation between 2006 Forecast and 2005 Actual

(¥ billions)

	Alcohol beverages	Soft drinks	Pharma-ceuticals	Others	Eliminations or Corporate	Total
Operating income – 2005 Actual	75.6	19.3	14.2	4.4	(1.8)	111.7
Increase (Decrease) in Gross Profit	20.3	11.7	(2.7)	(6.4)	-	22.9
Decrease (Increase) in Selling, general and administrative expenses, etc.	(11.3)	(11.8)	(1.5)	6.3	0.7	(17.6)
Increase (Decrease) in Operating income	9.0	(0.1)	(4.2)	(0.1)	0.7	5.3
Operating income – 2006 Forecast	84.6	19.2	10.0	4.3	(1.1)	117.0

Consolidated

9. Results of Operations by Major Companies

2006 The 1st half Actual (¥ billions)

	Sales	Operating Income	Ordinary Income	Net Income	(Consolidated) Net Income
Kirin Brewery Company, Limited	438.2	17.9	38.6	26.7	26.7
(Major Consolidated Subsidiaries)					
Kirin Beverage Corporation	178.4	4.4	3.9	1.3	0.8
Lion Nathan Ltd.	85.4	21.7	18.6	12.8	5.9
Consolidation adjustment of Intangible assets		(3.1)	(3.1)	(3.1)	(1.4)
Amortization of goodwill *		(1.9)	(1.9)	(1.9)	(1.6)
After adjustments of above	85.4	16.6	13.5	7.7	2.8
Kirin Logistics Co., Ltd.	42.5	1.0	0.9	0.5	0.5
Kirin Engineering Co., Ltd.	10.2	0.4	0.4	0.2	0.2
(Major Affiliates)					
Kinki Coca-Cola Bottling Co., Ltd.	81.6	0.6	0.5	(0.8)	*(0.3)
Yonekyu Corporation	72.1	1.6	1.6	0.6	*0.1
Equity in earnings of affiliates in total of above 2 companies (*Total)			(0.2)	(0.2)	(0.2)
Others (including adjustments in consolidation)	28.0	4.6	(10.0)	(17.3)	(11.9)
Consolidated amount	782.7	44.9	47.1	18.9	18.9

* Amortization of consolidation differences and goodwill is presented as "Amortization of goodwill".
(Note) As for San Miguel Corporation, there is no individual figure since they do not disclose their 1st half actual yet.

2005 The 1st half Actual (¥ billions)

	Sales	Operating Income	Ordinary Income	Net Income	(Consolidated) Net Income
Kirin Brewery Company, Limited	410.8	13.5	24.5	15.9	15.9
(Major Consolidated Subsidiaries)					
Kirin Beverage Corporation	177.1	4.1	3.9	1.0	0.6
Lion Nathan Ltd.	75.8	18.3	15.4	10.3	4.7
Consolidation adjustment of Intangible assets		(2.9)	(2.9)	(2.9)	(1.3)
Amortization of consolidation differences		(1.2)	(1.2)	(1.2)	(1.2)
After adjustments of above	75.8	14.1	11.1	6.1	2.1
Kirin Logistics Co., Ltd.	41.0	0.8	0.5	0.4	0.4
Kirin Engineering Co., Ltd.	13.9	0.4	0.4	0.2	0.2
(Major Affiliates)					
Kinki Coca-Cola Bottling Co., Ltd.	86.1	2.5	2.4	1.3	*0.5
Yonekyu Corporation	53.3	1.3	1.7	0.6	*0.1
Equity in earnings of affiliates in total of above 2 companies (*Total)			0.6	0.6	0.6
Others (including adjustments in consolidation)	21.6	4.6	(2.0)	(9.3)	(4.9)
Consolidated amount	740.2	37.5	39.0	14.9	14.9

Increase (Decrease) (¥ billions)

	Sales	Operating Income	Ordinary Income	Net Income	(Consolidated) Net Income
Kirin Brewery Company, Limited	27.4	4.4	14.1	10.8	10.8
(Major Consolidated Subsidiaries)					
Kirin Beverage Corporation	1.3	0.3	0.0	0.3	0.2
Lion Nathan Ltd.	9.6	3.4	3.2	2.5	1.2
Consolidation adjustment of Intangible assets		(0.2)	(0.2)	(0.2)	(0.1)
Amortization of goodwill and consolidation differences		(0.7)	(0.7)	(0.7)	(0.4)
After adjustments of above	9.6	2.5	2.4	1.6	0.7
Kirin Logistics Co., Ltd.	1.5	0.2	0.4	0.1	0.1
Kirin Engineering Co., Ltd.	(3.7)	0.0	0.0	0.0	0.0
(Major Affiliates)					
Kinki Coca-Cola Bottling Co., Ltd.	(4.5)	(1.9)	(1.9)	(2.1)	*(0.8)
Yonekyu Corporation	18.8	0.3	(0.1)	0.0	*0.0
Equity in earnings of affiliates in total of above 2 companies (*Total)			(0.8)	(0.8)	(0.8)
Others (including adjustments in consolidation)	6.4	0.0	(8.0)	(8.0)	(7.0)
Consolidated amount	42.5	7.4	8.1	4.0	4.0

Exchange rate for overseas companies	2006 1st Half actual	2005 1st Half Actual
Lion Nathan Ltd. (Australian $)	¥86.57	¥80.95

Consolidated

9. Results of Operations by Major Companies

2006Forecast (¥ billions)

	Sales	Operating Income	Ordinary Income	Net Income	(Consolidated) Net Income
Kirin Brewery Company, Limited	977.0	61.0	88.0	55.0	55.0
(Major Consolidated Subsidiaries)					
Kirin Beverage Corporation	400.0	17.5	16.6	8.5	7.7
Lion Nathan Ltd. (after adjustments)	149.3	26.4	20.0	10.3	3.3
Kirin Logistics Co., Ltd.	90.1	2.8	2.7	1.4	1.4
Kirin Engineering Co., Ltd.	36.3	0.8	0.8	0.5	0.5
(Major Affiliates)					
Yonekyu Corporation	143.7	3.6	3.4	1.2	*0.2
San Miguel Corporation	458.7	34.1	23.5	15.7	*3.1
Equity in earnings of affiliates in total of above 2 companies (*Total)			3.3	3.3	*3.3
Amortization of consolidation difference equivalents of San Miguel Corporation			(2.1)	(2.1)	(2.1)
Others (including adjustments in consolidation)	27.3	8.5	(11.3)	(22.9)	(15.1)
Consolidated amount	1,680.0	117.0	118.0	54.0	54.0

(Note) As for Lion Nathan Ltd. and San Miguel Corporation, the Companies used their 2005 results (Actual) in local currency for 2006 forecast since they do not disclose their forecasts. (No adjustment was made except for exchange rate)

2005 Actual (¥ billions)

	Sales	Operating Income	Ordinary Income	Net Income	(Consolidated) Net Income
Kirin Brewery Company, Limited	935.6	58.1	72.5	43.8	43.8
(Major Consolidated Subsidiaries)					
Kirin Beverage Corporation	379.3	16.0	15.6	5.2	3.1
Lion Nathan Ltd.	144.9	34.0	27.9	18.5	8.5
Consolidation adjustment of Intangible assets		(5.9)	(5.9)	(5.9)	(2.7)
Amortization of consolidation differences		(2.5)	(2.5)	(2.5)	(2.5)
After adjustments of above	144.9	25.5	19.3	9.9	3.2
Kirin Logistics Co., Ltd.	86.5	2.4	2.2	1.4	1.4
Kirin Engineering Co., Ltd.	42.9	1.0	1.0	0.6	0.6
(Major Affiliates)					
Yonekyu Corporation	132.8	3.8	4.0	2.1	*0.3
San Miguel Corporation	467.9	34.8	24.0	16.0	*3.2
Equity in earnings of affiliates in total of above 2 companies (*Total)			3.5	3.5	*3.5
Amortization of consolidation difference equivalents of San Miguel Corporation			(2.1)	(2.1)	(2.1)
Others (including adjustments in consolidation)	43.0	8.7	2.8	(11.1)	(2.3)
Consolidated amount	1632.2	111.7	114.8	51.2	51.2

Increase (Decrease) (¥ billions)

	Sales	Operating Income	Ordinary Income	Net Income	(Consolidated) Net Income
Kirin Brewery Company, Limited	41.4	2.9	15.5	11.2	11.2
(Major Consolidated Subsidiaries)					
Kirin Beverage Corporation	20.7	1.5	1.0	3.3	4.6
Lion Nathan Ltd. (after adjustments)	4.4	0.9	0.7	0.4	0.1
Kirin Logistics Co., Ltd.	3.6	0.4	0.5	0.0	0.0
Kirin Engineering Co., Ltd.	(6.6)	(0.2)	(0.2)	(0.1)	(0.1)
(Major Affiliates)					
Yonekyu Corporation	10.9	(0.2)	(0.6)	(0.9)	*(0.1)
San Miguel Corporation	(9.2)	(0.7)	(0.5)	(0.3)	*(0.1)
Equity in earnings of affiliates in total of above 2 companies (*Total)			(0.2)	(0.2)	*(0.2)
Amortization of consolidation difference equivalents of San Miguel Corporation			0.0	0.0	0.0
Others (including adjustments in consolidation)	(15.7)	(0.2)	(14.1)	(11.8)	(12.8)
Consolidated amount	47.8	5.3	3.2	2.8	2.8

Exchange rate for overseas companies	2006 Forecast	2005 Actual
Lion Nathan Ltd. (Australian $)	¥85.00	¥82.45
San Miguel Corporation (Philippine P)	¥2.00	¥2.04

KIRIN BREWERY COMPANY, LIMITED

August 10, 2006

SUMMARY OF NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2006 (UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2006

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Minimum number of shares to have voting rights:	1,000shares
Representative:	Mr. Kazuyasu Kato, President
For further information, please contact:	Mr. Kensuke Suzuki, General Manager, Corporate Communications & IR Group, CSR & Communications Division Telephone: 81- 3- 5540- 3450 from overseas

Date of the Board of Directors' Meeting for the semi-annual operation results: August 10, 2006

Date of commencement of payment of interim dividend: September 11, 2006

1. Business results and financial positions for the first half of the current fiscal year

(January 1, 2006 - June 30, 2006) [Unit: Japanese yen (¥)]

(1) Results of operations: (Fractions less than 1 million yen have been omitted.)

	Sales (¥ Millions)	Percentage change (%)	Operating income (¥ Millions)	Percentage change (%)	Ordinary income (¥ Millions)	Percentage change (%)
6 months ended June 30, 2006	438,282	6.7	17,906	31.9	38,673	57.8
6 months ended June 30, 2005	410,895	(3.9)	13,574	(25.5)	24,502	(17.5)
Year ended December 31, 2005	935,621		58,154		72,517	

	Net income (¥ Millions)	Percentage change (%)	Net income per share (Primary) (¥)
6 months ended June 30, 2006	26,708	67.9	27.93
6 months ended June 30, 2005	15,910	(11.8)	16.58
Year ended December 31, 2005	43,886		45.61

Notes: a. Average number of shares of common stock outstanding during the period:

June 30, 2006	956,172,963 shares
June 30, 2005	959,755,388 shares
December 31, 2005	958,117,029 shares

b. Change in accounting policies: No

c. Percentage change means the ratio of increase or decrease in each item of business results for the 6 months ended June 30, 2006 to those for the 6 months ended June 30, 2005.

(2) Financial positions:

	Total assets (¥ Millions)	Net assets (¥ Millions)	Ratio of equity to total assets (%)	Net assets per share (¥)
June 30, 2006	1,456,170	847,035	58.2	885.98
June 30, 2005	1,329,735	779,345	58.6	814.65
December 31, 2005	1,512,515	859,943	56.9	899.02

Notes: a. Number of shares of common stock issued and outstanding:

June 30, 2006	956,039,174 shares
June 30, 2005	956,666,786 shares
December 31, 2005	956,335,231 shares

b. Number of treasury stocks held:

June 30, 2006	28,469,213 shares
June 30, 2005	27,841,601 shares
December 31, 2005	28,173,156 shares

2. Forecast of business results for the current fiscal year (January 1, 2006-December 31, 2006)

	Sales (¥ Millions)	Ordinary income (¥ Millions)	Net income (¥ Millions)
Year ending December 31, 2006	977,000	88,000	55,000

Reference: Forecasted net income per share (Year ending December 31, 2006) ¥57.53

Forecasted operating income (Year ending December 31, 2006) ¥61,000 million

3. Dividends

Cash dividends

	Dividend per share (¥)		
	Interim	Year-end	Annual total
Year ended December 31, 2005	7.00	7.50	14.50
Year ending December 31, 2006 (Actual)	8.00	-	16.00
Year ending December 31, 2006 (Forecast)	-	8.00	

Note: Please refer to pages 11-12 and 14 in the attached document for the assumptions and other matters related to the above forecast of business results.

NON-CONSOLIDATED BALANCE SHEETS

(Millions of yen)

ASSETS	(Note)	At June 30, 2005 Amount	Percentage over total assets	At June 30, 2006 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2005 Amount	Percentage over total assets
Current Assets								
Cash		91,008		117,506		26,498	147,578	
Notes receivable, trade		489		280		(209)	535	
Accounts receivable, trade		146,828		135,114		(11,714)	185,191	
Inventories		38,455		41,140		2,685	32,100	
Other		33,436		46,584		13,148	36,504	
Allowance for doubtful accounts		(2,134)		(1,385)		749	(1,692)	
Total Current Assets		308,083	23.2	339,240	23.3	31,157	400,217	26.5
Fixed Assets								
Property, plant and equipment	(*1)							
Buildings	(*2,3)	120,326		117,095		(3,231)	118,398	
Machinery and equipment	(*3)	106,392		100,717		(5,675)	105,116	
Land	(*2)	99,580		99,360		(220)	99,429	
Construction in progress		18,800		14,730		(4,070)	13,449	
Other	(*3)	27,738		28,629		891	28,685	
Total		372,837		360,534		(12,303)	365,079	
Intangible Assets		4,626		11,002		6,376	5,904	
Investments and Other Assets								
Investment securities		242,449		260,141		17,692	341,229	
Investments in subsidiaries and affiliates		291,407		387,423		96,016	289,484	
Life insurance investments		36,097		37,105		1,008	37,148	
Other		78,952		64,926		(14,026)	78,582	
Allowance for doubtful accounts		(4,719)		(4,204)		515	(5,132)	
Total		644,187		745,393		101,206	741,313	
Total Fixed Assets		1,021,651	76.8	1,116,930	76.7	95,279	1,112,297	73.5
TOTAL ASSETS		1,329,735	100.0	1,456,170	100.0	126,435	1,512,515	100.0

(Millions of yen)

LIABILITIES AND SHAREHOLDERS' EQUITY (Note)	At June 30, 2005		At June 30, 2006		Increase (Decrease)	At December 31, 2005	
	Amount	Percentage over total assets	Amount	Percentage over total assets	Amount	Amount	Percentage over total assets
Current Liabilities							
Notes payable, trade	771		1,145		374	716	
Accounts payable, trade	34,262		35,216		954	31,904	
Short-term loans payable	51,414		62,934		11,520	69,589	
Reserves	-		83		83	-	
Bonds due within one year	-		70,000		70,000	70,000	
Liquor taxes payable	67,615		68,355		740	102,388	
Income taxes payable	7,787		14,089		6,302	12,796	
Accrued expenses	32,526		32,574		48	38,279	
Deposits received	34,348		23,157		(11,191)	26,888	
Other	21,490		21,508		18	26,018	
Total Current Liabilities	250,218	18.8	329,065	22.6	78,847	378,582	25.0
Long-term Liabilities							
Bonds	110,000		40,000		(70,000)	40,000	
Long-term debt	25,800		56,560		30,760	26,750	
Employees' pension and retirement benefits	61,258		60,945		(313)	61,392	
Other reserves	5,884		4,877		(1,007)	5,105	
Deposits received (*2)	61,803		61,085		(718)	62,131	
Other	35,424		56,600		21,176	78,610	
Total Long-term Liabilities	300,171	22.6	280,069	19.2	(20,102)	273,989	18.1
TOTAL LIABILITIES	550,389	41.4	609,135	41.8	58,746	652,571	43.1
Common stock	102,045	7.7	-	-	(102,045)	102,045	6.8
Capital surplus							
Additional paid-in capital	70,868		-		(70,868)	70,868	
Other capital surplus	123		-		(123)	130	
Total Capital surplus	70,992	5.4	-	-	(70,992)	70,999	4.7
Retained earnings							
Legal reserve	25,511		-		(25,511)	25,511	
Voluntary earned surplus	490,540		-		(490,540)	490,540	
Unappropriated retained earnings	58,818		-		(58,818)	80,096	
Total Retained earnings	574,869	43.2	-	-	(574,869)	596,148	39.4
Net unrealized holding gains on securities	56,122	4.2	-	-	(56,122)	115,840	7.7
Treasury stock	(24,685)	(1.9)	-	-	24,685	(25,090)	(1.7)
TOTAL SHAREHOLDERS' EQUITY	779,345	58.6	-	-	(779,345)	859,943	56.9
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,329,735	100.0	-	-	(1,329,735)	1,512,515	100.0

(Millions of yen)

NET ASSETS	(Note)	At June 30, 2005 Amount	Percentage over total assets	At June 30, 2006 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2005 Amount	Percentage over total assets
Shareholders' equity								
Common stock		-	-	102,045	7.0	102,045	-	-
Capital surplus								
Additional paid-in capital		-		70,868		70,868	-	
Other capital surplus		-		144		144	-	
Total capital surplus		-	-	71,012	4.9	71,012	-	-
Retained earnings								
Legal reserve		-		25,511		25,511	-	
Other retained earnings								
Reserve for special depreciation		-		1,074		1,074	-	
Reserve for deferred gain on sale of property		-		12,778		12,778	-	
Reserve for dividends		-		6,450		6,450	-	
General reserve		-		494,367		494,367	-	
Retained earnings brought forward		-		75,324		75,324	-	
Total retained earnings		-	-	615,506	42.3	615,506	-	-
Treasury stock		-	-	(25,585)	(1.8)	(25,585)	-	-
Total shareholders' equity		-	-	762,979	52.4	762,979	-	-
Valuation and translation adjustments								
Net unrealized holding gains on securities		-		84,090		84,090	-	
Deferred gains or losses on hedges		-		(35)		(35)	-	
Total valuation and translation adjustments		-	-	84,055	5.8	84,055	-	-
TOTAL NET ASSETS		-	-	847,035	58.2	847,035	-	-
TOTAL LIABILITIES AND NET ASSETS		-	-	1,456,170	100.0	1,456,170	-	-

NON-CONSOLIDATED STATEMENTS OF INCOME

(Millions of yen)

	(Note)	6 months ended June 30, 2005		6 months ended June 30, 2006		Increase (Decrease)	Year ended December 31, 2005	
		Amount	Percentage over sales	Amount	Percentage over sales	Amount	Amount	Percentage over sales
Sales		410,895	100.0	438,282	100.0	27,387	935,621	100.0
Cost of sales		279,331	68.0	294,748	67.3	15,417	630,464	67.4
Gross profit		131,564	32.0	143,534	32.7	11,970	305,156	32.6
Selling, general and administrative expenses		117,989	28.7	125,627	28.7	7,638	247,001	26.4
Operating income		13,574	3.3	17,906	4.1	4,332	58,154	6.2
Non-operating income								
Interest income		370		569			1,060	
Dividend income		11,981		20,510			14,984	
Other		1,969		1,840			4,897	
Total		14,322	3.5	22,921	5.2	8,599	20,943	2.2
Non-operating expenses								
Interest expense		1,087		1,237			2,144	
Other		2,306		916			4,436	
Total		3,394	0.8	2,154	0.5	(1,240)	6,580	0.7
Ordinary income		24,502	6.0	38,673	8.8	14,171	72,517	7.8
Special income		2,325	0.6	3,074	0.7	749	5,072	0.5
Special expenses		1,217	0.3	839	0.2	(378)	6,190	0.7
Income before income taxes		25,610	6.2	40,908	9.3	15,298	71,398	7.6
Income taxes		9,700	2.4	14,200	3.2	4,500	27,512	2.9
Net income		15,910	3.9	26,708	6.1	10,798	43,886	4.7
Retained earnings brought forward from the prior fiscal year		42,907		-		(42,907)	42,907	
Dividends (interim)		-		-		-	6,696	
Unappropriated retained earnings		58,818		-		(58,818)	80,096	

NON-CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(6 months ended June 30, 2006)

(Millions of yen)

	Shareholders' equity												
		Capital surplus			Retained earnings								
						Other retained earnings							
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for deferred gain on sale of property	Reserve for dividends	General reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total shareholders' equity
Balance as of December 31, 2005	102,045	70,868	130	70,999	25,511	693	13,028	6,450	470,367	80,096	596,148	(25,090)	744,102
Changes of items during the interim accounting period													
Provision for reserve for special depreciation						569				(569)	-		-
Reversal of reserve for special depreciation						(188)				188	-		-
Reversal of reserve for deferred gain on sale of property							(249)			249	-		-
Provision for general reserve									24,000	(24,000)	-		-
Dividends from surplus										(7,172)	(7,172)		(7,172)
Directors bonuses from appropriation										(177)	(177)		(177)
Net income										26,708	26,708		26,708
Acquisition of treasury stock												(511)	(511)
Disposal of treasury stock			13	13								16	29
Net changes of items other than shareholders' equity													
Total changes of items during the interim accounting period	-	-	13	13	-	381	(249)	-	24,000	(4,772)	19,358	(494)	18,877
Balance as of June 30, 2006	102,045	70,868	144	71,012	25,511	1,074	12,778	6,450	494,367	75,324	615,506	(25,585)	762,979

	Valuation and translation adjustments			
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Total valuation and translation adjustments	Total net assets
Balance as of December 31, 2005	115,840	-	115,840	859,943
Changes of items during the interim accounting period				
Provision for reserve for special depreciation				-
Reversal of reserve for special depreciation				-
Reversal of reserve for deferred gain on sale of property				-
Provision for general reserve				-
Dividends from surplus				(7,172)
Directors bonuses from appropriation				(177)
Net income				26,708
Acquisition of treasury stock				(511)
Disposal of treasury stock				29
Net changes of items other than shareholders' equity	(31,749)	(35)	(31,785)	(31,785)
Total changes of items during the interim accounting period	(31,749)	(35)	(31,785)	(12,908)
Balance as of June 30, 2006	84,090	(35)	84,055	847,035

SIGNIFICANT ACCOUNTING POLICIES

1. Valuation of securities

(a) Equity securities issued by subsidiaries and affiliated companies are stated at cost determined by the moving-average method.
(b) Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using the moving-average method.
(c) Available-for-sale securities without fair market value are stated at the moving-average cost.

2. Derivative financial instruments

Derivative financial instruments are stated at fair value.

3. Valuation of inventories

(a) Merchandise, finished goods and semi-finished goods are stated at cost determined by the periodic average method.
(b) Raw materials, containers and supplies are stated at cost determined by the moving-average method.

4. Depreciation and amortization of fixed assets

(a) Depreciation of property, plant and equipment is calculated using the declining-balance method, except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method.
(b) Amortization of intangible assets is calculated using the straight–line method.
(c) Depreciation or amortization is calculated over the estimated useful lives in accordance with the Corporate Income Tax Law of Japan.

5. Method of providing major allowances and reserves

(a) Allowance for doubtful accounts
The Company provides allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(b) Employees' pension and retirement benefits
The Company provides allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is 15 years, beginning from the following fiscal year.

6. Leases

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.

7. Hedge accounting

(a) Method of hedge accounting

1) If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company defers recognition of gains and losses resulting from changes in fair value of derivative financial instruments until the related losses and gains on the hedged items are recognized.
2) If forward foreign exchange contracts are used as hedges and meet certain hedging criteria, forward foreign exchange contracts and hedged items are accounted for in the following manner:
   (i) If a forward foreign exchange contract is executed to hedge an existing foreign currency receivable or payable,
      a) the difference, if any, between the amount in Japanese yen of the hedged foreign currency receivable or payable translated using the spot rate at the inception date of the contract and the book value of the receivable or payable is recognized in the statements of income in the period which includes the inception date, and
      b) the discount or premium on the contract (that is, the difference between the Japanese yen amount of the contract translated using the contracted forward rate and that translated using the spot rate at the inception date of the contract) is recognized over the term of the contract.
   (ii) If a forward foreign exchange contract is executed to hedge a future transaction denominated in a foreign currency, the future transaction will be recorded using the contracted forward rate, and no gains or losses on the forward foreign exchange contract are recognized.
3) If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contracts is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

(b) Hedging instruments and Hedged items
The following summarizes hedging derivative financial instruments used by the Company and items hedged:

Hedging instruments	Hedged items
Forward foreign exchange contracts, etc.	Receivables and payables in foreign currency, future transactions in foreign currency
Interest rate swap contracts, etc.	Interests on loans receivable and loans payable

(c) Hedging policy
The Company uses derivative financial instruments mainly for the purpose of mitigating (i) fluctuation risk of foreign currency exchange rates with respect to receivables and payables in foreign currency and future transactions in foreign currency, and (ii) fluctuation risk of interest rates with respect to loans receivable and loans payable.

(d) Assessment of hedging effectiveness

The Company evaluates the hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items with the corresponding changes in the hedging derivative instruments.

8. Consumption taxes

(a) Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.
(b) Consumption taxes received and paid were netted and reported as "Other" in current liabilities section of the Balance Sheet.

CHANGE IN ACCOUNTING POLICIES

6 months ended June 30, 2005	6 months ended June 30, 2006	Year ended December 31, 2005
-	(Accounting standard for directors' bonuses) Effective from the interim accounting period ended June 30, 2006, the Company adopted Accounting Standards Board Statement No. 4 "Accounting Standard for Directors' Bonus" issued by the Accounting Standards Board of Japan on November 29, 2005. The effect on net income of the adoption of this new accounting standard is not material. Reserve for directors' bonuses is recorded as "Reserves" in "Current Liabilities" in the balance sheet as of June 30, 2006.	-
-	(Accounting standard for presentation of net assets in the balance sheet) Effective from the interim accounting period ended June 30, 2006, the Company adopted Accounting Standards Board Statement No. 5 "Accounting Standard for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board Guidance No. 8 "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005. Amount corresponding to conventional "total shareholders' equity" in the balance sheet is ¥847,070 million. "Net assets" in the Balance Sheet for the interim accounting period is presented according to the revision of "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements."	-

6 months ended June 30, 2005	6 months ended June 30, 2006	Year ended December 31, 2005
(Accounting method for real estate business) Until the year ended December 31, 2004, the Company recorded the net amount of rental income and expenses from real estate business as "other" in non-operating income. Effective from the interim accounting period ended June 30, 2005, the Company changed its accounting method for such rental income and expenses under which rental income and expenses are *recorded as sales and cost of sales*, respectively except that the income from other than rental property business such as the partial rental of its own premises is recorded as usual. This change was made in order to establish a better presentation of the Company's results of operations by reflecting real estate business more appropriately in its financial statements, considering the increasing importance of this real estate business along with the commencement of business of the commercial facilities developed on an old factory site and its business stability expected in the medium and long terms as well. The effect of this change was to increase sales and cost of sales by ¥2,810 million and ¥1,819 million, respectively, and to increase gross profit and operating income by ¥990 million, respectively, for the six months ended June 30, 2005 compared with what would have been recorded under the previous method. There is no effect on ordinary income and income before income taxes for the six months ended June 30, 2005.	-	(Accounting method for real estate business) Until the year ended December 31, 2004, the Company recorded the net amount of rental income and expenses from real estate business as "rental income" in non-operating income. Effective from the accounting period ended December 31, 2005, the Company changed its accounting method for such rental income and expenses under which rental income and expenses are recorded *as sales and cost of sales*, respectively except that the income from other than rental property business such as the partial rental of its own premises is recorded as usual. This change was made in order to establish a better presentation of the Company's results of operations by reflecting real estate business more appropriately in its financial statements, considering the increasing importance of this real estate business along with the commencement of business of the commercial facilities developed on an old factory site and its business stability expected in the medium and long terms as well. The effect of this change was to increase sales and cost of sales by ¥5,604 million and ¥3,604 million, respectively, and to increase gross profit and operating income by ¥2,000 million, respectively, for the year ended December 31, 2005 compared with what would have been recorded under the previous method. There is no effect on ordinary income and income before income taxes for the year ended December 31, 2005.
(Accounting standard for employees' *pension and retirement benefits*) Effective from the interim accounting period ended June 30, 2005, the Company adopted new accounting standard for employees' pension and retirement benefits and related guidance (Accounting Standards Board Statement No.3, "Partial Revision of Accounting Standard for Retirement Benefits" and Financial Accounting Standard Implementation Guidance No. 7, "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits", issued by the Accounting Standards Board of Japan on March 16, 2005). The effect on net income of the adoption of this new accounting standard is immaterial.	-	(Accounting standard for employees' *pension and retirement benefits*) Effective from the accounting period ended December 31, 2005, the Company adopted new accounting standard for employees' pension and retirement benefits and related guidance (Accounting Standards Board Statement No.3, "Partial Revision of Accounting Standard for Retirement Benefits" and Financial Accounting Standard Implementation Guidance No.7, "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits", issued by the Accounting Standards Board of Japan on March 16, 2005). The effect on net income of the adoption of this new accounting standard is not material.

NOTES TO:

(NON-CONSOLIDATED BALANCE SHEETS)

*1. Accumulated depreciation of property, plant and equipment

(Millions of yen)

	At June 30, 2005	At June 30, 2006	At December 31, 2005
Accumulated depreciation	579,527	596,832	586,368

*2. Detail of Collateral

(1) Collateral (Millions of yen)

	At June 30, 2005	At June 30, 2006	At December 31, 2005
Buildings	852	791	820
Land	439	439	439

(2) Secured borrowing (Millions of yen)

	At June 30, 2005	At June 30, 2006	At December 31, 2005
Deposits received	2,296	2,296	2,296

*3. Amount reduced from fixed assets due to governmental subsidy received

(Millions of yen)

	At June 30, 2005	At June 30, 2006	At December 31, 2005
Buildings	0	3	0
Machinery and equipment	299	299	299
Structures	35	35	35
Total	335	339	335

4. Contingent liabilities

(1) Guarantees for subsidiaries and affiliated companies (Millions of yen, Foreign currency: thousands)

	At June 30, 2005	At June 30, 2006	At December 31, 2005
Kirin Agribio EC B.V.	-	618	592
		(EUR 4,238)	(EUR 4,238)
Taiwan Kirin Co., Ltd.	591	-	-
	(NTD 169,400)		
Other	2,072	996	893
(Number)	(10)	(6)	(8)
Foreign currencies included in "Other"	1,562	430	551
	USD 7,195	USD 1,100	USD 2,086
	EUR 5,738	EUR 500	EUR 650
		NTD 65,300	NTD 59,600

(2) Guarantees for employees' housing loan from banks (Millions of yen)

	At June 30, 2005	At June 30, 2006	At December 31, 2005
	9,084	7,951	8,197

(3) Guarantees for customers (Millions of yen)

	At June 30, 2005	At June 30, 2006	At December 31, 2005
Marinenet Co., Ltd.	824	-	-
Other	166	88	124
(Number)	(3)	(2)	(3)
Total contingent liabilities	12,739	9,655	9,808
(Arrangements similar to guarantees included in the above)	(507)	(210)	(239)

(NON-CONSOLIDATED STATEMENTS OF INCOME)

1. Depreciation

(Millions of yen)

	6 months ended June 30, 2005	6 months ended June 30, 2006	Year ended December 31, 2005
Property, plant and equipment	15,127	15,137	31,759
Intangible Assets	323	397	660
Total	15,450	15,535	32,420

2. Presentation of Income taxes

The Company adopted simplified accounting method for income tax effect accounting in the interim financial statements. Accordingly, deferred income taxes are not presented separately and are included in Income taxes in interim statements of income.

(NON-CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS)

Type and number of shares of treasury stock

	6 months ended June 30, 2006
Type of treasury stock	Common stock
Number of shares as of December 31, 2005	28,173,156 shares
Number of shares increased during the interim accounting period ended June 30, 2006	314,392 shares
Number of shares decreased during the interim accounting period ended June 30, 2006	18,335 shares
Number of shares as of June 30, 2006	28,469,213 shares

Notes: 1. Increase in the number of shares was due to purchases of less-than-one unit shares.
2. Decrease in the number of shares was due to sales of less-than-one-unit shares.

(LEASE TRANSACTIONS)

1. Finance lease

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows:

(1) Purchase price equivalents, accumulated depreciation equivalents and book value equivalents of leased properties (Millions of yen)

	At June 30, 2005	At June 30, 2006	At December 31, 2005
Machinery and equipments			
Purchase price equivalents	152	146	146
Accumulated depreciation equivalents	96	107	100
Book value equivalents	56	39	46
Other property, plant and equipments (vehicles)			
Purchase price equivalents	7	7	7
Accumulated depreciation equivalents	5	7	6
Book value equivalents	1	0	0
Other property, plant and equipments (tools)			
Purchase price equivalents	4,407	1,627	2,793
Accumulated depreciation equivalents	3,319	1,182	2,123
Book value equivalents	1,088	445	670
Total			
Purchase price equivalents	4,567	1,781	2,947
Accumulated depreciation equivalents	3,421	1,296	2,229
Book value equivalents	1,146	485	717

(2) Lease commitments (Millions of yen)

	At June 30, 2005	At June 30, 2006	At December 31, 2005
Due within one year	702	283	409
Due over one year	502	228	345
Total	1,205	511	755

(3) Lease expenses, depreciation equivalents and interest expense equivalents (Millions of yen)

	6 months ended June 30, 2005	6 months ended June 30, 2006	Year ended December 31, 2005
Lease expenses	605	254	1,084
Depreciation equivalents	554	232	992
Interest expense equivalents	28	11	47

(4) Calculation method of depreciation equivalents

Depreciation equivalents are calculated on the straight-line method over the lease terms without residual value.

(5) Allocation of interest expense equivalents

Differences between total lease expenses and purchase price of the leased properties comprise interest expense equivalents and insurance, maintenance and certain other operating costs. Interest expense equivalents are allocated using the interest method over the lease terms.

2. Operating lease

The company has lease commitments under non-cancelable operating leases as follows. (Millions of yen)

	At June 30, 2005	At June 30, 2006	At December 31, 2005
Due within one year	110	72	91
Due over one year	122	50	83
Total	233	123	174

(SECURITIES)

Investments in subsidiaries and affiliates with fair market value.

At June 30, 2005

(Millions of yen)

	Book value	Fair market value	Difference
Investment in subsidiaries	101,766	239,551	137,784
Investment in affiliates	112,484	155,256	42,772
Total	214,250	394,807	180,556

At June 30, 2006

(Millions of yen)

	Book value	Fair market value	Difference
Investment in subsidiaries	171,494	340,073	168,579
Investment in affiliates	105,859	107,478	1,618
Total	277,354	447,551	170,197

At December 31, 2005

(Millions of yen)

	Book value	Fair market value	Difference
Investment in subsidiaries	101,766	240,992	139,225
Investment in affiliates	112,484	165,706	53,221
Total	214,250	406,698	192,447

(SUBSEQUENT EVENTS)

6 months ended June 30, 2005	6 months ended June 30, 2006	Year ended December 31, 2005
-	(Making Kirin Beverage Corporation a wholly-owned subsidiary of the Company) Please refer to (Subsequent events) in the Consolidated Financial Statements as of June 30, 2006.	-

Supplementary Documents

to the

Non-consolidated Financial Statements

as of and for Six-month Period Ended

June 30, 2006

Contents

KIRIN BREWERY COMPANY, LIMITED

August 10, 2006

Non-consolidated

1. Results of Operations

(Billions of yen)

	2005				2006			
	The 1st half Actual		Annual Actual		The 1st half Actual		Annual Forecast	
Sales	410.8	(3.9%)	935.6	(2.2%)	438.2	6.7%	977.0	4.4%
Operating income	13.5	(25.5%)	58.1	9.8%	17.9	31.9%	61.0	5.0%
Ordinary income	24.5	(17.5%)	72.5	8.6%	38.6	57.8%	88.0	21.3%
Net income	15.9	(11.8%)	43.8	8.4%	26.7	67.9%	55.0	25.3%

2. Sales Details

(Billions of yen)

	2005				2006			
	The 1st half Actual		Annual Actual		The 1st half Actual		Annual Forecast	
Sales volume of Alcohol beverages business	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)
Low alcohol beverages	1,098	(2.1%)	2,505	(0.0%)	1,206	9.9%	2,688	7.3%
Beer (*)	472	(12.4%)	1,079	(11.0%)	454	(3.9%)	1,028	(4.8%)
Happo-shu (*)	398	(16.2%)	837	(20.3%)	405	1.6%	891	6.3%
New genre	116	-	352	-	235	102.1%	492	39.4%
Subtotal	988	(2.7%)	2,270	0.3%	1,095	10.8%	2,411	6.2%
Chu-hi (*)	103	7.5%	218	(0.8%)	104	1.6%	260	19.1%
Other	7	(31.6%)	16	(23.4%)	7	(3.2%)	17	4.3%
Sales volume by major brands	Million cases		Million cases		Million cases		Million cases	
LAGER	17.9	(17.2%)	39.3	(16.2%)	16.1	(9.9%)	35.6	(9.4%)
ICHIBAN SHIBORI	17.8	(7.5%)	41.6	(6.7%)	17.8	(0.2%)	40.6	(2.4%)
TANREI	29.6	(14.6%)	62.3	(16.6%)	26.6	(10.0%)	59.6	(4.3%)
NODOGOSHI NAMA	9.2	-	27.9	-	18.6	102.1%	38.9	39.4%
Breakdown of sales								
Total sales	410.8	(3.9%)	935.6	(2.2%)	438.2	6.7%	977.0	4.4%
Alcohol Beverages	375.9	(5.7%)	858.6	(3.8%)	402.9	7.2%	903.0	5.2%
Low alcohol beverages	362.7	(5.9%)	827.9	(4.2%)	388.4	7.1%	871.0	5.2%
Beer (*)	189.0	(12.8%)	433.9	(11.4%)	181.4	(4.0%)	411.0	(5.3%)
Happo-shu (*)	116.1	(16.8%)	245.6	(20.4%)	119.2	2.7%	262.0	6.7%
New genre	28.2	-	85.9	-	58.3	106.2%	124.0	44.2%
Subtotal	333.4	(6.4%)	765.5	(4.1%)	359.0	7.7%	797.0	4.1%
Chu-hi (*)	27.4	7.5%	58.2	(0.7%)	27.5	0.5%	70.0	20.2%
Other	1.8	(46.0%)	4.1	(36.6%)	1.7	(1.3%)	4.0	(3.3%)
Shochu, Whiskey, Spirits and Wines, etc.	13.2	0.1%	30.7	5.4%	14.4	9.5%	32.0	4.1%
Pharmaceuticals	28.9	3.9%	64.0	6.1%	28.7	(0.6%)	60.0	(6.3%)
Other	6.0	320.7%	12.9	256.4%	6.5	9.3%	14.0	8.3%

(*) Exports included.

3. Profit Breakdown for the First Six-month Period (Actual)

Operating income

(¥ billions)



2005 The 1st half Operating income
13.5
Marginal profit of alcohol beverages business
Sales decrease in Beer ((2.2), (18) thousand KL); sales increase in Happo-shu (0.8, 7 thousand KL), New genre (12.7, 119 thousand KL); sales increase in Chu-hai (0.2, 1 thousand KL); change in products mix, etc.
11.5
Raw materials cost of alcohol beverages
Decrease in rice price 0.2; increase in barley price (0.3), etc.
0.0
Other
Increase in R&D (0.2) (12.8=>13.0), etc.
0.3
Labour cost
36.3→36.3 (Salaries and bonuses (0.4), legal welfare expenses (0.0), employees' pension and retirement benefit expenses 0.4)
(0.0)
Depreciation
15.4=>15.5
(0.1)
Marginal profit of pharmaceuticals business
(0.5)
Factory expenses
Increase in fuel expenses (0.4) and repair expenses (0.4), etc.
(1.8)
Selling cost
Increase in sales promotion and advertising expenses (4.5) (46.6=>51.1) (Beer, Happo-shu and New genre (2.6); Chu-hai (0.9); Shochu, Whiskey, Spirits and Wines (0.6); Pharmaceuticals (0.3) etc.), transport expenses (0.4), etc.
(5.0)
2006 The 1st half Operating income
(17.9)
4.4
0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30

Ordinary income



2005 The 1st half Ordinary income
24.5
Net of Non-operating income and expenses
9.7
Increase in financial profit, net 8.6 (11.2=>19.8), etc.
Increase in Operating income
4.4
13.5=>17.9
2006 The 1st half Ordinary income
38.6
14.1
0 5 10 15 20 25 30 35 40

Net income



2005 The 1st half Net income
15.9
Increase in Ordinary income
24.5=>38.6
14.1
Net of Special income and expenses
Increase in gain on sale of fixed assets 1.2 and gain on sale of investment securities 0.4; decrease in loss on disposal and sale of fixed assets 0.3 and reversal of allowancce for doubtful accounts (0.8), etc.
1.2
Income taxes
9.7=>14.2
(4.5)
2006 The 1st half Net income
26.7
10.8
0 5 10 15 20 25 30 35

Non-consolidated

4. Profit Breakdown for the Current Fiscal Year (Forecast)

Operating income

(¥ billions)



2005 Operating income
58.1
Marginal profit of alcohol beverage business
19.3
Sale decrease in Beer ((6.2), (51) thousand KL); sales increase in Happo-shu (5.3, 54 thousand KL); New genre (15.2, 140 thousand KL); increase in marginal profit of Chu-hai (4.7, 42 thousand KL) and Whiskey, Spirits and Wines 0.2; change in product mix, etc.
Labour cost
0.1
73.9=>73.8
Depreciation
0.1
32.4=>32.3
Factory expenses
(2.3)
Increase in fuel expenses (0.8), repair expenses (0.7) , etc.
Raw materials cost of alcohol beverages
(2.3)
Increase in barley price (0.9), increase in malt price (0.5), raw material of Hyoketsu (0.3), etc.
Marginal profit of pharmaceutical business
(4.1)
Cost of sales
(4.7)
Increase in sales promotion and advertising expenses (3.3) (97.5=>100.8) (Beer, Happo-shu and New genre (0.6); Chu-hai (1.8); Shochu, Whiskey, Spirits and Wines (0.8); Pharmaceuticals (0.2), etc.), transport expenses (1.4), etc.
Others
(3.2)
Increase in miscellaneous expenses (0.9); outsourcing expenses of marketing and other divisions (0.7); training cost (0.2); repairment cost (0.1); decrease in R&D cost (0.7, (26.6=>25.9)), etc.
2006 Operating income (forecast)
61.0
2.9
55
60
65
70
75
80
85
90
95
100

Ordinary income



2005 Ordinary income
72.5
Net of Non-operating income and expenses
12.6
Increase in financial profit, net 12.5 (13.9=>26.4), etc.
Increase in Operating income
2.9
58.1=>61.0
2006 Ordinary income (forecast)
88.0
15.5
60
65
70
75
80
85
90
95
100

Net income



2005 Net income
43.8
Increase in Ordinary income
15.5
72.5=>88.0
Net of Special income and expenses
0.2
Decrease in loss on devaluation of investment securities 1.5, increase in gain on sale of land 0.3, decrease in loss on sale and disposal of fixed assets (1.5), etc.
Income taxes
(4.5)
27.5=>32.0
2006 Net income (forecast)
55.0
11.2
40
45
50
55
60
65
70
75

Non-consolidated

5. Major Expenses and Others

(Billions of yen)

	2005		2006	
	The 1st half Actual	Annual Actual	The 1st half Actual	Annual Forecast
Sales promotion	26.2	61.6	29.7	100.8
Advertising	20.4	35.9	21.4	
Beer ,*Happo-shu* ,New genre	37.1	74.8	39.7	75.4
Chu-hi	3.9	9.9	4.8	11.7
Research and development expenses	12.8	26.6	13.0	25.9
Labour cost	36.3	73.9	36.3	73.8
Depreciation	15.4	32.4	15.5	32.3
Financial profit, net	11.2	13.9	19.8	26.4
Number of employees (Number of persons) (including secondees from group companies)	5,284	5,192	5,231	5,000
Capital expenditures	15.9	32.4	13.8	32.3
(Major Items)				
Renewal of Fukuoka plant	5.6	8.0	1.4	2.1
Expansion of facilities at Takasaki pharmaceutical plant	2.4	4.2	0.5	0.6
Remodeling of production facilities of Tochigi plant	0.6	1.7	1.0	1.3
New construction of soft drinks production facilities of Hokuriku plant	-	-	1.0	1.1

Non-consolidated

6. Major Fluctuations of Assets and Liabilities

(Billions of yen)

	2005 The 1st half Actual	2006 The 1st half Actual	Increase (Decrease)	Reference
ASSETS				
Current Assets				
Other	33.4	46.5	13.1	Increase due to CMS (Cash Management System), etc.
Fixed Assets				
Investments and other assets				
Investment securities	242.4	260.1	17.7	Increase in unrealized holding gains on securities along with the improvement in stock price, etc.
Investment in subsidiaries and affiliates	291.4	387.4	96.0	Acquisition of Kirin Beverage Corporation stock, etc.
Other	78.9	64.9	(14.0)	Decrease due to CMS (Cash Management System), etc.
LIABILITIES				
Current Liabilities				
Bonds due within one year	-	70.0	70.0	Increase due to reclassification of bonds due within one year
Deposits received	34.3	23.1	(11.2)	Decrease due to the sales termination of gift coupon, etc.
Long-term Liabilities				
Bonds	110.0	40.0	(70.0)	Decrease due to reclassification of bonds due within one year
Long-term debt	25.8	56.5	30.7	Increase due to borrowing from financial institutions
Other	35.4	56.6	21.2	Increase in deferred tax liabilities due to increase in unrealized holding gains on securities along with the improvement in stock price and others, etc.
SHAREHOLDERS' EQUITY/NET ASSETS				
Net unrealized holding gains on securities	56.1	84.0	27.9	Increase in unrealized holding gains on securities along with improvement in stock price, etc.

